Financial HigHligHts	2
Message to sHareHolders	7
2008 interiM corporate citizensHip report	19
ManageMent's discussion and analysis	20
consolidated Financial stateMents	50

GILDAN 2008 ANNUAL REPORT	1

"we would like to express
our appreciation to
the consumers who in fiscal
2008 purchased over 500 million
Gildan branded shirts
and over 750 million pairs of
socks which we produced."

Glenn J. Chamandy
President and Chief Executive Officer

GILDAN 2008 ANNUAL REPORT	2
financial hiGhliGhts

(in US$ millions, except per share data and ratios)	08	07	06	05	04	03
INCOME STATEMENT						
Sales	1,249.7	964.4	773.2	653.9	533.4	431.2
EBITDA[1]	250.8	198.2	167.7	129.5	99.7	81.5
Net earnings	144.6	130.0	106.8	86.0	60.2	53.2
Diluted earnings per share[2]	1.19	1.07	0.88	0.72	0.50	0.45
Adjusted net earnings[1]	149.5	157.3	126.8	93.9	66.7	53.2
Adjusted diluted earnings per share[1][2]	1.23	1.29	1.05	0.78	0.56	0.45
CASH FLOW						
Operating cash flow[3]	192.2	172.1	159.3	122.8	88.5	73.7
Change in non-cash working capital balances	46.7	(80.9)	(64.6)	(29.6)	(29.6)	(9.9)
Capital expenditures	(97.0)	(134.3)	(80.2)	(86.1)	(53.7)	(39.4)
Free cash flow[1]	148.4	(43.5)	18.5	9.4	5.1	24.3
FINANCIAL POSITION						
Total assets	1,102.1	874.5	723.3	597.5	488.8	429.7
Long-term debt (including current portion)	53.0	59.7	33.9	47.1	56.6	73.6
(Net indebtedness) Cash in excess of debt[1]	(40.6)	(50.4)	(8.3)	18.7	4.1	(4.2)
Shareholders' equity	812.3	663.7	530.6	420.6	327.6	264.2
FINANCIAL RATIOS						
EBITDA margin	20.1%	20.6%	21.7%	19.8%	18.7%	18.9%
Net debt to EBITDA	0.2 x	0.3 x	0.0 x	(0.1) x	0.0 x	0.1 x
Net earnings margin	11.6%	13.5%	13.8%	13.2%	11.3%	12.3%
Return on shareholders' equity	19.6%	22.4%	22.6%	23.7%	21.0%	25.3%

(1)    Earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted net earnings, Adjusted diluted EPS, Free cash flow and (Net indebtedness) Cash in excess of debt are non-GAAP measures. See "Non-GAAP Measures" on page 24.

(2)    All per share data reflect the effect of the stock splits in May 2007 and May 2005.

(3)    Cash flows from operating activities before net changes in non-cash working capital balances.

GILDAN 2008 ANNUAL REPORT	3
stronG balance sheet and cash flow Generation

(1) EBITDA and Free cash flow are non-GAAP measures. See "Non-GAAP Measures" on page 24.

GILDAN 2008 ANNUAL REPORT	4
continuinG market share Growth...

(1)    All market share and unit growth data are based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions, and reflect shipments from U.S. distributors to screenprinters. S.T.A.R.S. data for 2008 is for the nine-month period ended September 30, whereas data for prior years is for full calendar year. Full year data for 2008 is not yet available at the date of publication of this Annual Report.

GILDAN 2008 ANNUAL REPORT	5
... resultinG in consistent sales and earninGs Growth

(1)    Adjusted net earnings and adjusted diluted earnings per share are non-GAAP measures. See "Non-GAAP Measures" on page 24.

(2)    Includes income tax benefits totaling $7.6 million relating to a prior taxation year which became statute-barred in fiscal 2007.

(3)    Includes the impact of a one-time income tax charge of $26.9 million related to the settlement of the Canada Revenue Agency audit. See "Recent Developments" on page 23.

Glenn J. Chamandy
President and Chief Executive Officer

Robert M. Baylis
Chairman of the Board

GILDAN 2008 ANNUAL REPORT	7
messaGe to shareholders

We achieved net earnings growth of approximately 18% compared to fiscal 2007, before restructuring charges and income tax adjustments in both years. Our return on equity, on this basis, was approximately 24%. We also continued to generate strong cash flows after re-investing in major new capacity expansions. We generated US$148 million of free cash flow in the year, which was sufficient to fully finance our acquisition of V. I. Prewett & Son, Inc. (Prewett), and reduce our net debt position to approximately US$40 million at the fiscal year-end.

In spite of the current dramatic downturn in global economic conditions, we are confident that our Company is well positioned for the future.

Our four large-scale, vertically-integrated, technologically-advanced textile and sock manufacturing facilities in Central America and the Caribbean Basin are now fully ramped up and are running efficiently. The specific issues and problems which we experienced in the Dominican Republic facility in fiscal 2008 are now behind us. We have achieved our manufacturing turn-around targets in the Dominican Republic, and are sufficiently confident in the sustained performance of the facility that we are now investing in further capacity expansion.

our four larGe-scale, verticallY-inteGrated, technoloGicallY-advanced textile and sock manufacturinG facilities in central america and the caribbean basin are now fullY ramped up and are runninG efficientlY.

We maintained the full support and confidence of our wholesale distributor customers, and continued to increase our market share in all product categories, in spite of our inventory constraints during 2008, and the delay in introducing our ring-spun products. Our U.S. market share in T-shirts reached 55% in our fourth quarter, and our share in the 100% cotton T-shirt category was approximately 60%. Our growth in fleece, where our market share increased to approximately 50%, was due not only to the efforts of our wholesale sales team, but also to the successful transition in fleece manufacturing to the new Rio Nance textile facility.

GILDAN 2008 ANNUAL REPORT	8
MESSAGE TO SHAREHOLDERS

Our goal is to further consolidate our leadership position in the North American screenprint channel in fiscal 2009, as well as to expand our presence in our international markets in Europe, Mexico and Asia/Pacific.

With respect to our retail strategy, we have now completed the systems integration of the Kentucky Derby operations, we have established our sales and marketing infrastructure to service the retail channel, we have successfully ramped up our new sock manufacturing plant in Rio Nance and we have made good progress in rationalizing our sock product-mix to focus on programs which fit with our vertically-integrated manufacturing model. We are now maintaining consistent service levels for our replenishment programs with our major mass retail customers, and consumers are recognizing the enhanced quality features of our sock and underwear programs for retail. In May, we received our first supplier of the quarter award from our largest retail customer, and also obtained our first national underwear program. In addition, the acquisition of Prewett, which was implemented in October 2007, has successfully contributed to the Company's market positioning and financial performance since the outset.

we are makinG Good proGress in positioninG the companY to achieve our Goal to become a major strateGicallYlocated supplier of low-cost, hiGh qualitY products for mass-market retailers.

We believe that we are making good progress in positioning the Company to achieve our goal to become a major strategically-located supplier of low-cost, high quality products for mass-market retailers.

Our strategy is to support individual retailers' plans to upgrade and enhance their private label brands, as well as to selectively introduce Gildan branded products into the retail channel.

In addition to our competitive strengths within our industry, we are also positioned with a strong capital structure at this time of unprecedented economic turbulence and liquidity constraints. We have financing flexibility and unused debt capacity under our committed bank credit facility to pursue our continuing growth strategy.

GILDAN 2008 ANNUAL REPORT	9
MESSAGE TO SHAREHOLDERS

in addition to our competitive strenGths within our industrY, we are also positioned with a stronG capital structure at this time of unprecedented economic turbulence and liquiditY constraints.

We are proud of our accomplishment in placing first in the annual Globe and Mail Corporate Governance rankings of all Canadian public companies, based on its annual review of the information contained in the companies' annual proxy circulars regarding board composition, shareholdings and compensation, shareholder rights and disclosure issues.

We would like to thank all of our employees for their hard work and continuing support. It is the talent and positive attitude of our employees in all of our geographical locations which differentiates Gildan and makes our Company successful. We also want to thank all of our customers in North America and internationally for their continuing trust and confidence in Gildan.

And finally, we would like to express our appreciation to the consumers who in fiscal 2008 purchased over 500 million Gildan branded shirts and over 750 million pairs of socks which we produced. Our most important mission is to continue to develop consumer confidence in the Gildan brand and position Gildan as "part of your life".

(Signed: Glenn J. Chamandy)

Glenn J. Chamandy
President and Chief Executive Officer

GILDAN 2006 ANNUAL REPORT 11

BUNN

GILDAN

PART OF YOUR LIFE

GILDAN 2008 ANNUAL REPORT 15

GILDAN®

PART OF YOUR LIFE

Photo: Gildan Biotop®, Honduras
For more information on our biological wastewater treatment system, please see www.gildan.com/corporate

GILDAN 2008 ANNUAL REPORT 19

PART OF YOUR LIFE

WWW.GILDANCSR.COM

GILDAN 2008 ANNUAL REPORT

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING

Management's Discussion and Analysis beginning on page 20 and the Consolidated Financial Statements beginning on page 50 have been prepared by management and approved by the Board of Directors of the Company. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in "Management's Annual Report on Internal Control Over Financial Reporting" on page 42 of this Annual Report. Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the Consolidated Financial Statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditors' report.

The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders.

The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The Consolidated Financial Statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and, with respect to the Consolidated Financial Statements for the years ended October 5, 2008, September 30, 2007 and October 6, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the Consolidated Financial Statements of the Company. In addition, our auditors have issued an attestation report on management's assessment of the Company's internal controls over financial reporting as of October 5, 2008. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Laurence G. Sellyn)

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice President,
Chief Financial and Administrative Officer

December 18, 2008

OUR BUSINESS	21
STRATEGY AND OBJECTIVES	23
RECENT DEVELOPMENTS	23
OPERATING RESULTS	24
SUMMARY OF QUARTERLY RESULTS	30
FINANCIAL CONDITION	31
CASH FLOWS	32
LIQUIDITY AND CAPITAL RESOURCES	32
LEGAL PROCEEDINGS	34
OUTLOOK	34
FINANCIAL RISK MANAGEMENT	35
CRITICAL ACCOUNTING ESTIMATES	39
CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS	41
RELATED PARTY TRANSACTIONS	42
DISCLOSURE CONTROLS	42
INTERNAL CONTROL OVER FINANCIAL REPORTING	42
RISKS AND UNCERTAINTIES	43
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES	47
FORWARD-LOOKING STATEMENTS	49

MD&A

This Management's discussion and analysis (MD&A) comments on Gildan's operations, performance and financial condition as at and for the years ended October 5, 2008 and September 30, 2007, compared to the preceding years. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated December 18, 2008. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the audited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Measures” on page 24 of this MD&A. The audited Consolidated Financial Statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2008 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 49.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

GILDAN 2008 ANNUAL REPORT	21
MD&A

OUR BUSINESS

Gildan is a vertically-integrated marketer and manufacturer of activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe. We also sell socks and underwear, in addition to our activewear products, to mass-market and regional retailers in North America.

In July 2006, we acquired Kentucky Derby Hosiery Co., Inc. (Kentucky Derby), a U.S.-based manufacturer of family socks, which provided us with enhanced distribution to major U.S. mass-market retailers.

In October 2007, we acquired V.I. Prewett & Son, Inc. (Prewett), based in Fort Payne, Alabama. Prewett is also a manufacturer of basic family socks and supplies U.S. mass-market retailers. We are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

OUR PRODUCTS

We specialize in marketing and large-scale low-cost manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

We sell activewear products, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently sold to screenprinters and embroiderers who decorate our products with designs and logos. Our products are made of cotton and of blends of cotton and synthetic fibers. We sell our products to wholesale distributors under the Gildan brand. Our products are used in a variety of daily activities by consumers. Uses of our activewear product-line include work and school uniforms, athletic teamwear and other end-uses to convey individual, group and team identity. Consumers also purchase the Company's activewear product-line in venues such as sports, entertainment and corporate events, as well as travel and tourism destinations.

In the retail channel, we sell a variety of styles of socks and, to a lesser extent at this stage, men's and boys' underwear and undecorated activewear products. We sell these products to mass-market and regional retailers in North America under various retailer private label programs and under the Gildan brand.

OUR FACILITIES

Manufacturing

To support our sales in the various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in 2002. During 2007, we commenced production at an integrated sock manufacturing facility (Rio Nance 3) and a new integrated textile facility for the production of activewear fabric (Rio Nance 2), in Rio Nance, Honduras. In August 2007, we announced plans for the construction of a second sock facility (Rio Nance 4) in Rio Nance, Honduras which is currently expected to begin production during fiscal 2009. During the year we announced plans to construct another integrated textile facility for the production of activewear in Rio Nance (Rio Nance 5).

We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005. As discussed in the “Outlook” section in this MD&A, we plan to undertake an incremental capacity expansion of our Dominican Republic textile facility and we also intend to incrementally expand our Rio Nance 1 textile facility in Honduras.

In addition to our integrated sock manufacturing facility located in our Central America hub, we operate U.S. sock manufacturing facilities in Hillsville, Virginia and Fort Payne, Alabama, purchased as part of the sock manufacturing acquisitions in fiscal 2006 and fiscal 2008.

Our sewing facilities are strategically located in close proximity to our textile manufacturing facilities. We own and operate sewing facilities in Nicaragua and Honduras to support our textile manufacturing hub in Central America. To support our vertically-integrated production in the Dominican Republic, we utilize third-party contractors in Haiti, and we are in the process of establishing a sewing facility in the Dominican Republic which we expect to be operational in fiscal 2009.

Yarn-Spinning

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sales, Marketing and Distribution

Our global sales and marketing office is located in St. Michael, Barbados where we employ more than 160 full-time employees. Our sales and marketing team is responsible for all customer-related functions including sales management, marketing, customer service, credit management and sales forecasting.

We distribute our products for the screenprint channel in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. To service the mass-market retail channel, we operate distribution centers in Martinsville, Virginia and Fort Payne, Alabama.

GILDAN 2008 ANNUAL REPORT	22
MD&A

On May 7, 2008, we announced our intention to build a new distribution centre in Rio Nance, Honduras. In addition to supporting our continuing sales growth, the new distribution facility in Honduras will facilitate direct shipments to both U.S. and international customers, where appropriate, and is expected to provide a lower cost structure to handle labour-intensive activities for mass-market retail customers.

Employees and Corporate Offices

As of the end of this fiscal year we employed more than 20,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

MARKET OVERVIEW

Target Market

Our markets for activewear, socks and underwear are characterized by low fashion risk compared to many other apparel markets, since our products are basic, frequently replenished and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

The demand for activewear products in the screenprint channel has been driven by several market trends such as:

  the use of activewear for uniform applications;

  the use of activewear for corporate promotions;

  the use of activewear for event merchandising (such as concerts, festivals, etc.);

  the evolution of the entertainment/ sports licensing and merchandising businesses;

  the use of activewear products for travel and tourism;

  the emphasis on physical fitness; and

  the use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

In the U.S. screenprint channel, T-shirt unit shipments have grown at a compounded annual rate of 6.5%, between 1998 and 2007, according to S.T.A.R.S. reports produced by ACNielsen Market Decisions which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters. Over the same 10-year period, industry volume for T-shirts declined only once, in 2001, by 3.4% . More recently, unit shipments for T-shirts decreased by 3.5% for the nine-month period ended September 30, 2008. While T-shirt shipments from U.S. distributors to screenprinters declined in 2001 and in the first nine months of calendar 2008, unit sales of Gildan T-shirts from U.S. distributors to screen-printers increased by 8.1% and 4.7%, respectively, as a result of continued market share gains. As noted in the “Outlook” section, recent market conditions in the screenprint channel have deteriorated with overall industry shipments from U.S. wholesale distributors to screenprinters across all product categories down significantly in the months of October and November 2008.

While we have, in the past, achieved unit sales growth even during economic downturns, there can be no assurance that the current global financial market crisis and the global economic slowdown will not negatively impact demand and sales for our products in the U.S. screen-print channel, which accounted for more than 75% of our total sales in fiscal 2008. The potential negative impact of a major economic downturn and decline in corporate and consumer spending could not only reduce unit sales volumes for the Company's activewear products in the screenprint channel, but result in lower unit selling prices due to a more unfavourable supply-demand and competitive environment. The same market and competitive factors and risks which could impact the U.S. screenprint channel may impact our sales and earnings in our other international screenprint markets. Similarly, while the basic replenishment nature of our products sold into the mass-market retail channel may moderate the negative impact of a downturn in overall economic conditions and consumer spending, there is no assurance that our unit sales and selling prices will not be negatively impacted by the current economic uncertainty.

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America both in the screenprint and retail channels are the major U.S.-based manufacturers of basic family apparel for the screenprint and retail channels, such as the Hanes, Fruit of the Loom, and Jerzees brands. Competition in socks in the U.S. mass-market retail channel is more fragmented, with a higher proportion of private label programs which are frequently outsourced from Asian contractors by their retail vendors.

The competition in the European screen-print channel is similar to that in North America, as we compete primarily with the U.S.-based manufacturers mentioned above. We also have large European-based competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, we may face the threat of increasing global competition. In particular, the U.S. sock industry is already subject to global competition, including significant imports from Asia.

GILDAN 2008 ANNUAL REPORT	23
MD&A

STRATEGY AND OBJECTIVES

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will support Gildan's strategy to expand its presence in international screenprint markets and further penetrate the retail channel.

We are able to price our products competitively because of our success in reducing operating costs, as a result of our investments in new strategically-located, large-scale, capital-intensive manufacturing facilities with modern equipment.

Our growth strategy comprises the following initiatives:

1. CONTINUE TO INCREASE MARKET SHARE IN THE U.S. SCREENPRINT CHANNEL IN ALL PRODUCT CATEGORIES

During fiscal 2008, we further increased our leading market share position in the U.S. screenprint channel in all of our product categories as reported in the S.T.A.R.S. report produced by ACNielsen Market Decisions. We intend to seek to continue gaining market share in all of the product categories that we serve within the U.S. screenprint channel, namely T-shirts, sport shirts and fleece, by producing consistent high quality products, reliable customer service and competitive pricing. In addition, the introduction of new products such as softer T-shirts and sport shirts made of ring-spun cotton and new styles tailored for women, should enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate.

2. LEVERAGE OUR SUCCESSFUL BUSINESS MODEL TO FURTHER PENETRATE THE MASS-MARKET RETAIL CHANNEL AND DEVELOP GILDAN AS A CONSUMER BRAND

The acquisitions of Kentucky Derby and Prewett, combined with the addition of new branded and private label sock programs, have positioned us as a leading supplier of basic family socks in the U.S. mass-market retail channel. We intend to build on our market position in socks to also establish a significant presence in the mass-market retail channel with our activewear and underwear product lines. During fiscal 2008, we obtained our first retail private label underwear program with a U.S. national mass-market retailer. Shipments under this program began in the third quarter of this fiscal year. Our goal is to continue to provide a value proposition, combining quality, service and competitive pricing. Our main competitors in the retail channel for basic family apparel products are essentially the same as in the screenprint channel.

3.  PURSUE INTERNATIONAL GROWTH OPPORTUNITIES

We expect to pursue further market penetration primarily within our existing screenprint channels in Europe, Mexico and the Asia/Pacific region. We continue to seek opportunities for growth in Europe, as we expand our product-lines, including the introduction of ring-spun cotton activewear products. In Mexico, we intend to expand our presence in the screenprint channel by building on the sales and distribution infrastructure that we have recently established in the country. In addition, in fiscal 2007, we began selling our products in Japan in both the screenprint and retail channels and during fiscal 2008, we established a sales and distribution network in China to position Gildan to service both the screen-print and retail channels. We have had a distributor network to service both the screenprint and retail markets in Australia and New Zealand since 2001.

4.  CONTINUE TO GENERATE MANUFACTURING AND DISTRIBUTION COST REDUCTIONS

We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to our continuing consolidation of our manufacturing operations in our Central American and Caribbean Basin hubs, our cost reduction initiatives include, among others, our plans in fiscal 2009 to install biomass facilities as an alternate source of natural renewable energy in order to reduce our reliance on high-cost fossil fuels and further reduce our environmental footprint, as well as our plans in fiscal 2009 to build a new distribution centre in Rio Nance, Honduras to handle labour intensive activities for mass-market retail customers.

5.  PURSUE SELECTIVE COMPLEMENTARY ACQUISITIONS

We will evaluate further selective acquisitions, which could complement our organic strategic growth opportunities. In addition, we will continue to seek opportunities where we believe we can lever our core competencies and position us in markets that offer the potential for superior economic returns.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the “Financial Risk Management” and the “Risks and Uncertainties” sections of this MD&A.

RECENT DEVELOPMENTS

CANADA REVENUE AGENCY AUDIT

The Canada Revenue Agency (CRA) has been conducting an audit of our income tax returns for our 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of transfer pricing and the allocation of income between the Company's Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management met with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in our foreign subsidiaries where the majority of our taxable income is earned. On December 10, 2008, the Company reached a final agreement with the CRA and concluded the audit for the 2000, 2001, 2002 and 2003 fiscal years. In connection with the terms of the agreement, we agreed to a tax reassessment related to the restructuring of our international wholesale business and the related transfer of our assets to our Barbados subsidiary, which occurred in fiscal 1999. Based on the results of the audit, we continue to believe that our income tax provisions for fiscal years subsequent to the periods covered by the audit are appropriate. The terms of the agreement have been accounted for in the fourth quarter of fiscal 2008 through a charge to income tax expense of $26.9 million and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement and there were no other significant income tax adjustments to reported taxable income for the years under audit.

GILDAN 2008 ANNUAL REPORT	24
MD&A

RESTRUCTURING OF U.S. SOCK MANUFACTURING

On December 11, 2008, we announced plans to phase out sock finishing operations in the U.S. by the end of June 2009 and consolidate operations in Honduras, in order to remain globally competitive in the current economic conditions. As part of this restructuring, the Company will also be closing a sock knitting facility in Hillsville, Virginia. The costs associated with these closures will be accounted for as restructuring and other charges in fiscal 2009 and are not expected to be material.

OPERATING RESULTS

OPERATING RESULTS FOR THE YEAR ENDED OCTOBER 5, 2008, COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2007

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company's financial condition and operating results.

We refer the reader to page 47 for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

Business Acquisitions

Effective October 15, 2007, we acquired 100% of the capital stock of Prewett, a U.S. supplier of basic family socks to U.S. mass-market retailers, based in Fort Payne, Alabama. The aggregate purchase price of $128.0 million was comprised of cash consideration of $125.3 million, a fixed payment of $1.2 million, payable in fiscal 2009, and transaction costs of $1.5 million. The purchase agreement provides for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was paid into escrow by Gildan and is included in Other assets on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill. We accounted for this acquisition using the purchase method and, our results of operations for fiscal 2008 include the operations of Prewett from the date of acquisition. Please refer to Note 3 to the audited Consolidated Financial Statements for a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

SELECTED ANNUAL INFORMATION
(in $ millions, except per share amounts)	2008	2007	2006

Sales	1,249.7	964.4	773.2
Cost of sales	847.4	655.3	521.1
Gross profit	402.3	309.1	252.1
Selling, general and administrative expenses	151.5	110.9	84.4
Restructuring and other charges	5.5	28.0	20.4
	245.3	170.2	147.3
Depreciation and amortization	58.9	38.8	32.4
Interest, net	7.2	4.9	3.1
Non-controlling interest of consolidated
joint venture	0.2	1.3	0.2

Earnings before income taxes	179.0	125.2	111.6
Income tax expense (recovery)	34.4	(4.8)	4.8
Net earnings	144.6	130.0	106.8

Basic EPS(1)	1.20	1.08	0.89
Diluted EPS(1)	1.19	1.07	0.88

Total assets	1,102.1	874.5	723.3
Total long-term financial liabilities(2)	53.0	59.7	33.9

Certain minor rounding variances exist between the financial statements and this summary.

(1)	All earnings per share data reflect the effect of the stock split as described on page 34.

(2)	Includes current portion of long-term debt.

GILDAN 2008 ANNUAL REPORT	25
MD&A

	Nine months ended		Nine months ended
	September 30,		September 30,
		2008	2008	2007
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	4.6%	(3.8)%	51.9%	47.8%
T-shirts	4.7%	(3.5)%	52.7%	48.5%
Fleece	11.5%	(2.4)%	50.0%	43.7%
Sport shirts	(10.8)%	(13.3)%	36.0%	35.1%

Effective July 6, 2006, we acquired 100% of the common shares of Kentucky Derby, a U.S. hosiery manufacturer based in Hopkinsville, Kentucky. The total purchase price of $20.4 million, including transaction costs, was paid in cash except for approximately $0.5 million, which was settled through the issuance of common shares of Gildan. We accounted for this acquisition using the purchase method and the results of Kentucky Derby were consolidated with those of Gildan from the date of acquisition. Please refer to Note 3 to the audited Consolidated Financial Statements for a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Sales

Sales for fiscal 2008 reached $1,249.7 million, up 29.6% from $964.4 million in fiscal 2007. The increase in sales was due to a $154.5 million increase in sock sales primarily due to the acquisition of Prewett, an increase of approximately 6.7% in activewear selling prices and a 10.2% increase in unit sales volumes for activewear and underwear.

Market growth and share data presented for the U.S. screenprint channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions.

The table above summarizes the S.T.A.R.S. data for the nine months ended September 30, 2008.

The increase in activewear unit sales was primarily due to continuing market share penetration in all of our product categories in the U.S. distributor channel, as sales of Gildan products from U.S. distributors to screenprinters increased 4.6% for the nine months ended September 30, 2008 according to the S.T.A.R.S report, while overall industry shipments declined 3.8% . The overall decline in industry shipments primarily reflects lower demand for promotional white T-shirts. In the T-shirt category, sales volumes of Gildan T-shirts by U.S. distributors to screenprinters grew by 4.7% for the nine months ended September 30, 2008 and our leading market share in this category increased to 52.7% . Unit volume growth of Gildan fleece products from U.S. distributors to screenprinters was up 11.5%, while overall unit volumes in the industry declined 2.4% . We ended fiscal 2008 with a leading market share of 50.0% in this category, up from 43.7% in the same period last year. We also increased our market share in the sport shirt category to 36.0%, up from 35.1% last year. However, industry unit shipments in this category were down 13.3% for the nine months ended September 30, 2008 and Gildan sport shirt shipments from U.S. distributors to screenprinters declined 10.8%, due in part to lack of product availability as a result of the production shortfall from our Dominican Republic facility.

U.S. INDUSTRY GROWTH
Nine months ended September 30, 2008 (based on unit sales (%))

Growth in activewear unit volumes and the sale of higher-end products were constrained by lower than anticipated production at our textile facility in the Dominican Republic, including delays in the introduction of new high-value ring-spun T-shirt and sport shirt products. During fiscal 2008, the introduction of more complex product-lines contributed to a shortfall in production output, which resulted in cost inefficiencies. During the second half of the fiscal year we implemented a plan which resulted in improved levels of production by the end of the year. Despite the improvement in production levels, the lower than anticipated production in the Dominican Republic prevented the Company from capitalizing on demand for its products, in particular during the peak selling periods in the third and fourth fiscal quarters of the year.

GILDAN 2008 ANNUAL REPORT	26
MD&A

Unit shipments to Canada, Europe, Asia/ Pacific and Mexico increased by 2.5% for fiscal 2008. Growth in these markets was also constrained, particularly in the second half of the year, due to the lack of product availability and the delay of new product introductions attributable to the Dominican Republic production shortfall.

The increase in sock sales was partially offset by the impact of exiting less profitable sock product-lines, which did not fit with Gildan's strategy to focus primarily on high-volume basic sock programs in the U.S. mass-market retail channel. In addition, average selling prices for socks were reduced, as selling prices for new sock programs were based on the projected cost structure of Gildan's new sock facility in Honduras, which was ramping up to full capacity during fiscal 2008.

During fiscal 2008, we continued to make progress within the mass-market retail channel. Although we had some challenges in completing our systems integration of the Kentucky Derby operations earlier in the year, the transition is now essentially complete and we are pleased with the improvement in our service levels to mass retailers. We continued to implement our strategy to rationalize our sock product-mix, in order to focus on basic higher-volume products and programs which capitalize on Gildan's modern large-scale manufacturing capacity.

Gross Profit

Gross profit is the result of our sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, sourcing costs and transportation costs incurred until the receipt of finished goods at our distribution facilities, but excludes depreciation expense. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfers of inventories, and customs and duties. Our reporting of gross margins may not be comparable to this metric as reported by other companies, since some entities include depreciation expense and the cost of shipping goods to customers in cost of sales, whereas we report these items in depreciation and amortization and in selling, general and administrative expenses, respectively. Effective the first quarter of fiscal 2009, we will change the classification of our statement of earnings which will affect reported gross profit as described in the section “Changes in Accounting Policies and Recent Accounting Pronouncements” on page 41.

GROSS MARGINS (%)

Gross profit for fiscal 2008 was $402.3 million, or 32.2% of sales, compared to $309.1 million, or 32.1% of sales during fiscal 2007. Gross margins for fiscal 2008 were positively impacted by higher activewear selling prices and lower promotional discounts, together with favourable manufacturing efficiencies resulting from the consolidation of our textile facilities. These positive factors were offset by higher cotton prices, increased freight and energy costs, production inefficiencies in our Dominican Republic facility, the impact of inventory write-downs related to the liquidation of discontinued sock product-lines, and the impact of the lower gross margins generated from our Prewett acquisition which generates lower margins than our activewear products. The production inefficiencies affecting our Dominican Republic facility were essentially resolved by the end of the fourth quarter.

Selling, General and Administrative Expenses

Our selling, general and administrative (SG&A) expenses include costs incurred subsequent to the receipt of finished goods at our distribution facilities, excluding depreciation expense and costs of inter-warehouse transfers of finished goods. The principal components of our SG&A expenses include warehousing and handling costs, the cost of shipping goods to customers, selling and administrative personnel costs, advertising and marketing expenses, leased facilities and equipment costs, professional fees, bad debt and other general and administrative expenses. Effective the first quarter of fiscal 2009, we will change the classification of our statement of earnings which will affect reported SG&A expenses as described in the section “Changes in Accounting Policies and Recent Accounting Pronouncements” on page 41.

SG&A
(percentage of sales(%))

GILDAN 2008 ANNUAL REPORT	27
MD&A

SG&A expenses were $151.5 million, or 12.1% of sales during fiscal 2008, compared to $111.0 million, or 11.5% of sales during fiscal 2007. The increase in SG&A expenses was due to the acquisition of Prewett, higher distribution and transportation expenses driven by volume increases and higher fuel costs, higher bad debt expense, higher corporate costs, including the impact of the higher-valued Canadian dollar during the year, a charge for the disposal of surplus fixed assets, and professional fees for special projects.

Restructuring and Other Charges

The following table summarizes the components of restructuring and other charges for the years ended October 5, 2008, September 30, 2007 and October 1, 2006:

(in $ millions)
	2008	2007	2006
Severance (a) (b) (c)	0.4	13.6	2.1
Accelerated depreciation (a)	–	3.5	–
Impairment loss and write down of property,
plant and equipment and assets held for
sale(a) (b) (c)	2.7	3.6	15.1
Net gain on disposal of long-lived assets (d)	(0.5)	(1.5)	–
Other exit costs (e)	3.5	8.8	1.7
(Credit) charge to comply with employment
contract (f)	(0.6)	–	1.5
	5.5	28.0	20.4

Certain minor rounding variances exist between the financial statements and this summary.

a)

In the fourth quarter of fiscal 2006, we announced a restructuring of our Canadian manufacturing operations, involving the closure of our textile manufacturing facility in Valleyfield, Quebec and the downsizing of our Montreal, Quebec, knitting facility. We also announced the relocation and consolidation of our U.S. retail distribution centres, the closure of our Canadian distribution centre in Montreal, Quebec, and the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia. In fiscal 2006, we recorded severance charges of $2.1 million relating to this restructuring. In addition, we recorded an impairment loss of $15.1 million on all Canadian textile and related manufacturing assets, and reduced our estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $3.5 million for fiscal 2007, has been classified as accelerated depreciation and included in restructuring and other charges.

b)

In fiscal 2007, we announced plans to close our two remaining textile facilities in Montreal, Quebec, and our cutting facility in Bombay, N.Y. In addition, we closed two sewing facilities in Mexico, which had been supplied with fabric from our Canadian textile operations.

We recorded severance costs of $13.6 million relating to these plant closures. Concurrent with the restructuring of the Canadian textile operations, we also announced plans to relocate our corporate office, which was located in the same facility as our Montreal knitting operations, into leased premises in the Montreal area, and recorded a $3.6 million impairment loss relating to this facility. In fiscal 2008, we recorded a $1.0 million write-down on these assets held for sale located in Canada.

c)

In the third quarter of fiscal 2008, we recorded restructuring charges of $2.1 million related to the planned consolidation of our Haiti sewing operations which is expected to be finalized in the first half of fiscal 2009. These restructuring charges include an impairment loss on property, plant and equipment of $1.7 million and severance costs of $0.4 million.

d)	We sold some of the assets held for sale at the locations in connection with the closures noted above and recorded a net gain of $0.5 million and $1.5 million in fiscal 2008 and 2007, respectively.

e)

Other exit costs of $3.5 million for fiscal 2008, $8.8 million for fiscal 2007 and $1.7 million for fiscal 2006 relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. We expect to incur additional carrying costs relating to assets held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2009, until all assets related to the closures are disposed of.

f)

During fiscal 2004, we expensed $4.6 million ($3.2 million after tax) representing management's best estimate of the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. The employment contract includes variable components related to the Company's financial and operating performance to fiscal 2009. The change in the estimated cost resulted in a credit of $0.6 million in fiscal 2008, nil in fiscal 2007 and a charge of $1.5 million in fiscal 2006 relating to this employment contract. Most of the payments under this contract are payable in Canadian dollars.

GILDAN 2008 ANNUAL REPORT	28
MD&A

Depreciation and Amortization Expense

Depreciation and amortization expense of $58.9 million in fiscal 2008 increased by $20.1 million compared to $38.8 million in fiscal 2007. The increase in depreciation expense in fiscal 2008 was due to continuing capital expenditures for organic capacity expansion, as well as a higher capital asset base resulting from the acquisition of Prewett.

Interest Expense

Net interest expense amounted to $7.2 million during fiscal 2008, up $2.3 million from $4.9 million in fiscal 2007. The increase in net interest expense resulted from lower investment income and higher average borrowings during fiscal 2008, mainly due to the use of funds for the acquisition of Prewett.

Income Taxes

The Company recorded an income tax expense of $34.4 million in fiscal 2008 compared to an income tax recovery of $4.8 million in fiscal 2007. The income tax expense in fiscal 2008 included a charge of $26.9 million related to the settlement of the CRA audit, which was concluded in December 2008 as discussed under “Recent Developments” on page 23. The income tax recovery in fiscal 2007 included the recognition of previously unrecognized tax benefits in the amount of $7.6 million related to a prior taxation year, which became statute-barred during fiscal 2007. Excluding the impact of the CRA audit settlement in fiscal 2008, the impact of restructuring and other charges in both years and the income tax recovery of $7.6 million related to previously unrecognized tax benefits of a prior taxation year in fiscal 2007, the effective income tax rate for the year ended October 5, 2008 was 4.4%, compared to an effective income tax rate for fiscal 2007 of 1.8% . The increase in effective income tax rate in fiscal 2008 compared to fiscal 2007 was mainly due to an income tax recovery of $3.1 million relating to the fiscal 2007 operating losses of Kentucky Derby and an increase in profits generated in higher tax jurisdictions.

Net Earnings

Net earnings were $144.6 million, or $1.19 per share on a diluted basis, in fiscal 2008, compared to net earnings of $130.0 million, or $1.07 per share in fiscal 2007. Results included restructuring and other charges of $4.9 million after tax or $0.04 per share, in fiscal 2008 and $27.3 million after tax, or $0.22 per share, in fiscal 2007.

Before reflecting restructuring and other charges in both years, adjusted net earnings were $149.5 million, compared to adjusted net earnings of $157.3 million in fiscal 2007. The decrease in adjusted net earnings was due to the one-time income tax charge of $26.9 million, or $0.22 per share related to the settlement of the CRA audit, higher cotton and energy costs, production inefficiencies in the Dominican Republic facility, increased SG&A, depreciation and interest expenses, and the non-recurrence of income tax benefits totaling $7.6 million relating to a prior taxation year which became statute-barred in fiscal 2007. These factors more than offset the favourable impact of higher activewear selling prices, growth in activewear unit sales volumes and manufacturing efficiencies resulting from the consolidation of our textile facilities.

Adjusted diluted EPS of $1.45 excluding the income tax charge was at the low end of the Company's most recent EPS guidance range of $1.45 -$1.50, which did not assume the income tax charge related to the settlement of the CRA audit. We were at the low end of our guidance range due to lower than projected results in the fourth quarter of fiscal 2008. In the fourth quarter, favourable activewear selling prices, due to lower than projected promotional discounts, were more than offset by lower activewear unit sales, as a result of inventory constraints, more unfavourable product-mix due to a lower than anticipated proportion of sport shirts and fleece, lower than planned sock sales due to a weak back-to-school season in retail, and a doubtful account provision of $1.5 million.

ADJUSTED NET EARNINGS(1)
(in $ millions)

(1)	Adjusted net earnings and adjusted diluted EPS are before impact of restructuring and other charges. See page 47.

ADJUSTED DILUTED EPS(1)
(in $)

(1)	Adjusted net earnings and adjusted diluted EPS are before impact of restructuring and other charges. See page 47.

GILDAN 2008 ANNUAL REPORT	29
MD&A

OPERATING RESULTS FOR THE YEAR ENDED SEPTEMBER 30, 2007, COMPARED TO THE YEAR ENDED OCTOBER 1, 2006

Sales

Sales for fiscal 2007 reached $964.4 million, up 24.7% from $773.2 million in fiscal 2006. The increase in sales was due mainly to an increase of $108.2 million of sock sales for the year and an increase of 11.3% in unit sales volumes for our activewear products, combined with the impact of a higher-valued product-mix, partially offset by a decline in activewear unit selling prices compared to the prior year. Fiscal 2007 included sock sales of $138.2 million pursuant to the acquisition of Kentucky Derby, which was effective July 6, 2006. This compared to the inclusion of only one fiscal quarter of sock sales in fiscal 2006, totaling $30.0 million. In addition, during fiscal 2007, we began shipment of our first branded program for men's and boys' socks to a national retailer as well as our first shipment of a major private label sock program to a large national retailer. The increase in activewear unit sales volumes was due primarily to continued market share penetration in all product categories in the U.S. distributor channel and growth in overall industry unit shipments from U.S. distributors to screenprinters.

We maintained a leading market share position in Canada and experienced strong growth momentum in our international markets. In Europe, our activewear unit sales increased 28.3% in fiscal 2007 compared to the same period in the prior year. During fiscal 2007, we also continued to expand our distributor network in the screenprint channel in Mexico.

Gross Profit

Gross profit for fiscal 2007 was $309.1 million, or 32.1% of sales, compared to $252.1 million, or 32.6% of sales during fiscal 2006. Higher gross margins for activewear were offset by the impact of lower margins from the sale of socks, which did not yet reflect the cost synergies from the optimization of our sock manufacturing operations. During fiscal 2007, our major new branded and private label retail sock programs were priced based on the expected ramped-up cost structure for our new Honduran sock facility. However, a large proportion of socks for these programs was supplied from our higher-cost U.S. sock manufacturing facilities, which were closed in August 2007, as well as high-cost outside contractors. Excluding the impact of sock sales, gross margins for fiscal 2007 increased to 35.0%, compared to 33.2% in fiscal 2006 primarily due to manufacturing efficiencies achieved through the ramp up of the Dominican Republic textile facility and the rationalization of our Canadian textile manufacturing. This improvement was partially offset by higher cotton costs compared to the low point in cotton prices in the first half of fiscal 2006 and the non-recurrence of a $1.1 million reversal of a litigation reserve which positively impacted gross margins in the second quarter of fiscal 2006.

Selling, General and Administrative Expenses

SG&A expenses were $111.0 million, or 11.5% of sales in fiscal 2007, compared to $84.4 million, or 10.9% of sales in fiscal 2006. The increase in SG&A expenses in fiscal 2007 was due primarily to the impact of the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006, higher distribution costs, and increased administration and information technology costs to support our continuing growth.

Depreciation and Amortization Expense

Depreciation and amortization expense increased to $38.8 million in fiscal 2007, compared to $32.4 million in fiscal 2006. The increase in depreciation expense in fiscal 2007 was due to continuing capital expenditures for organic capacity expansion.

Interest Expense

Net interest expense amounted to $4.9 million during fiscal 2007, up from $3.1 million in fiscal 2006. The increase in net interest expense resulted from lower investment income and higher borrowings during fiscal 2007, mainly due to the use of funds for the acquisition of Kentucky Derby and higher capital expenditure spending during the year.

Income Taxes

The Company recorded an income tax recovery of $4.8 million for the year ended September 30, 2007 compared to an income tax expense of $4.8 million in fiscal 2006. The income tax recovery included the recognition of previously unrecognized tax benefits in the amount of $7.6 million relating to a prior taxation year, which became statute-barred during fiscal 2007. Excluding the impact of the income tax recovery in fiscal 2007, as well as the impact of restructuring and other charges in both years, the effective income tax rate for the year ended September 30, 2007 was 1.8%, compared to an effective income tax rate of 3.9% for fiscal 2006 due to an income tax recovery of $3.1 million relating to the operating losses of Kentucky Derby in fiscal 2007.

Net Earnings

Net earnings for fiscal 2007 were $130.0 million, or $1.07 per share on a diluted basis, up respectively 21.7% and 21.6% compared to net earnings of $106.8 million, or $0.88 per share on a diluted basis in fiscal 2006. Net earnings for fiscal 2007 included after-tax restructuring and other charges of $27.3 million or $0.22 per share. Net earnings for fiscal 2006 included restructuring and other charges of $20.0 million after tax, or $0.17 per share. Excluding the impact of these restructuring and other charges, adjusted net earnings of $157.3 million, or $1.29 per share on a diluted basis in fiscal 2007, increased 24.1% and 22.9%, respectively, compared to adjusted net earnings of $126.8 million, or $1.05 per share in fiscal 2006. The increase in adjusted net earnings and adjusted diluted EPS resulted mainly from favourable manufacturing efficiencies, growth in activewear unit sales volumes and a higher-valued product-mix for our activewear products, which more than offset lower unit selling prices for activewear and increases in the cost of cotton, SG&A, depreciation and interest expenses, and a $0.03 per share dilutive impact for the year arising from the Kentucky Derby acquisition. In addition, net earnings for fiscal 2007 were positively affected by income tax recoveries totaling approximately $0.06 per share.

GILDAN 2008 ANNUAL REPORT	30
MD&A

SUMMARY OF QUARTERLY RESULTS

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, as a result of cooler weather, in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. During the year, we operate our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season.

During the second quarter of fiscal 2007, we incurred restructuring and other charges of $16.4 million after tax in connection with the closure, relocation and consolidation of manufacturing distribution facilities in Canada, the United States and Mexico, as well as the relocation of Gildan's Canadian corporate office.

The Company expects that its sales will continue to be affected by these seasonal factors, however, there can be no assurance, that these trends will continue in light of current economic conditions.

FOURTH QUARTER RESULTS

Sales in the fourth quarter of fiscal 2008 amounted to $324.7 million, up 27.4% from $254.9 million in the fourth quarter of last year. The increase in sales revenues was due to the impact of the acquisition of Prewett, an approximate 10.2% increase in activewear unit selling prices and an 8.5% increase in unit sales volumes for activewear and underwear. The growth in activewear unit sales in the fourth quarter was due to continuing market share penetration in all product categories in the U.S. screenprint channel, as overall industry shipments from U.S. wholesale distributors to screenprinters declined by 3.1% in the quarter, while unit sales of Gildan products increased by 7.2% in spite of inventory constraints during the quarter which limited our ability to service demand in the U.S. screenprint channel, as well as demand in Europe. The overall decline in U.S. industry shipments primarily reflected lower demand for promotional white T-shirts.

Gross profit amounted to $104.2 million in the fourth quarter of fiscal 2008 compared to gross profit of $82.1 million in the fourth quarter of fiscal 2007. Gross margins of 32.1% in the fourth quarter of fiscal 2008 were essentially flat compared to last year. The positive gross margin impact of higher activewear selling prices and favourable manufacturing efficiencies from the consolidation of textile facilities was offset by higher cotton and energy costs, unfavourable product-mix and a higher proportion of U.S. manufactured socks due to the acquisition of Prewett, which provide lower gross margins than our activewear products and socks produced in our new sock manufacturing facility in Honduras.

SG&A expenses were $39.1 million, or 12.1% of sales, compared to $27.9 million, or 10.9% of sales in the fourth quarter of fiscal 2007. The increase in SG&A expenses was due to the acquisition of Prewett, higher distribution and transportation expenses, a provision of $1.5 million for non-collection of accounts receivable, and higher corporate infrastructure costs.

(in $ millions, except per share amounts)
				2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	324.7	380.8	293.8	250.5	254.9	291.6	232.1	185.8
Net earnings	21.4	54.0	41.7	27.5	40.9	52.4	21.1	15.6
Net earnings per share
Basic EPS	0.18	0.45	0.35	0.23	0.34	0.44	0.18	0.13
Diluted EPS	0.18	0.44	0.34	0.23	0.34	0.43	0.17	0.13

Certain minor rounding variances exist between the financial statements and this summary.

GILDAN 2008 ANNUAL REPORT	31
MD&A

Depreciation and amortization expense of $15.7 million increased $5.4 million compared to $10.3 million in the fourth quarter of fiscal 2007. The increase in depreciation and amortization expenses was primarily due to the ramp up of major capacity expansion projects and the acquisition of Prewett, including the amortization of acquired intangible assets.

We recorded an income tax expense of $25.3 million in the fourth quarter of fiscal 2008, compared to an income tax recovery of $4.6 million in the fourth quarter of fiscal 2007. The current year expense included a one-time income tax charge of $26.9 million, or $0.22 per share, related to the settlement of the CRA audit. The fourth quarter of fiscal 2007 included a one-time income tax recovery of $1.9 million relating to a prior taxation year which became statute-barred during fiscal 2007.

Gildan reported net earnings of $21.4 million and diluted EPS of $0.18 for the fourth quarter of fiscal 2008, compared to net earnings of $40.9 million, or $0.34 per share, during the fourth quarter of fiscal 2007. Fourth quarter results in fiscal 2008 included restructuring and other charges of $1.0 million after tax. Comparative results for fiscal 2007 included restructuring and other charges of $4.9 million after tax or $0.04 per share. Restructuring and other charges in both years were primarily related to the restructuring and ongoing carrying costs pursuant to the closure of Canadian and U.S. manufacturing facilities.

Before reflecting the impact of restructuring charges in both fiscal years, adjusted net earnings were $22.4 million in the fourth quarter of fiscal 2008, or $0.18 per share, compared to adjusted net earnings of $45.8 million in the fourth quarter of fiscal 2007, or $0.38 per share. The $23.4 million decrease in adjusted net earnings was due to the $26.9 million, or $0.22 per share one-time income tax charge resulting from the settlement of the CRA audit, higher cotton and energy costs, more unfavourable activewear product-mix, higher SG&A and depreciation expenses and the non-recurrence of income tax benefits in the amount of $1.9 million recognized in the fourth quarter of fiscal 2007 relating to a prior taxation year which became statute-barred during fiscal 2007. These factors more than offset the favourable impact of higher activewear selling prices, higher activewear unit sales volumes, increased manufacturing efficiencies from the consolidation of textile facilities and the accretive impact of the acquisition of Prewett. Excluding the impact of the income tax charge, adjusted net earnings in the fourth quarter of fiscal 2008 were $49.3 million, or $0.41 per share.

FINANCIAL CONDITION

Accounts receivable of $222.2 million, as at October 5, 2008, reflected an increase of $16.1 million compared to accounts receivable of $206.1 million at the end of fiscal 2007. The increase was primarily due to the inclusion of accounts receivable from the Prewett acquisition. Excluding the impact of the Prewett acquisition, accounts receivable decreased by $12.1 million compared to last year, as the impact of the 8.6% sales increase in the fourth quarter was more than offset by a decrease in days sales outstanding. During fiscal 2008, payment terms on seasonal programs invoiced with extended payment terms were reduced resulting in a decrease of accounts receivable and days sales outstanding.

Inventories were $316.2 million at the end of fiscal 2008, representing an increase of $76.2 million from $240.0 million at the end of fiscal 2007. This increase reflected the inclusion of inventories from the Prewett acquisition on October 15, 2007. The remaining increase of $32.1 million compared to last year was due mainly to unit cost increases resulting from higher cotton, freight and energy costs. Inventory volume levels were flat compared to last year as decreases in activewear quantities on hand were offset by higher sock volumes.

ACCOUNTS RECEIVABLE AND INVENTORY VS. SALES TREND
(in $ millions)

Property, plant and equipment, which are net of accumulated amortization, including asset impairment losses, amounted to $436.5 million at the end of fiscal 2008, up $58.9 million from last year. This increase was primarily due to net capital expenditures of $97.0 million, mainly for capacity expansion projects in Honduras and an increase of $26.2 million due to the acquisition of Prewett, offset by depreciation and asset impairment losses of $55.5 million and a reclassification of property, plant and equipment to assets held for sale.

Intangible assets amounted to $60.0 million as at October 5, 2008 compared to $2.0 million at the end of fiscal 2007. The increase in intangible assets was due to the value of acquired customer contracts and customer relationships of $61.0 million included in the purchase price for Prewett, offset by the related amortization for fiscal 2008 of $3.1 million. Goodwill of $6.7 million at the end of fiscal 2008 was related to the acquisition of Prewett.

GILDAN 2008 ANNUAL REPORT	32
MD&A

PROPERTY, PLANT AND EQUIPMENT BY GEOGRAPHY

Total assets were $1,102.1 million on October 5, 2008, compared to $874.5 million at the end of the previous year. Working capital was $355.2 million compared to $342.5 million on September 30, 2007. The current ratio at the end of fiscal 2008 was 2.7 compared to 3.8 at the end of fiscal 2007.

Accounts payable and accrued liabilities amounted to $155.7 million at October 5, 2008, compared to $116.7 million at the end of fiscal 2007. The increase of $39.0 million reflected the inclusion of accounts payable and accrued liabilities from the Prewett acquisition. Excluding the impact of the Prewett acquisition, accounts payable and accrued liabilities increased by $26.2 million mainly due to volume-driven increases, in-line with the growth of our business, as well as higher cotton, freight and energy costs.

Income taxes payable were $46.6 million at October 5, 2008 compared to $2.9 million at September 30, 2007. The increase of $43.7 million was due to the settlement of the CRA audit which was concluded in December 2008, as described in Note 14 to the audited Consolidated Financial Statements.

CASH FLOWS

Cash flows from operating activities in fiscal 2008 were $238.9 million, compared to $91.2 million for the previous year. This amount represents cash flows from operating earnings less amounts required to finance working capital requirements, not including the working capital associated with the acquisition of Prewett on October 15, 2007, which is reflected in cash flows used in investing activities. The net increase was mainly due to higher cash operating earnings, favourable changes in accounts payable and accrued liabilities, and accounts receivable compared to last year.

Cash flows used in investing activities were $227.3 million in fiscal 2008, compared to cash outflows of $134.7 million in fiscal 2007. The increase was mainly due to the acquisition of Prewett, effective October 15, 2007 for a purchase price of $126.8 million, plus a contingent payment of $10.0 million, which was placed in escrow. Net capital expenditures for fiscal 2008 amounted to $97.0 million, down $37.3 million from fiscal 2007 and lower than the estimated capital expenditures of $115.0 million projected in August 2008. The decrease compared to last year was mainly due to higher spending in fiscal 2007 for our major textile and sock manufacturing capacity expansion projects in Honduras. The decrease in capital expenditures compared to our previous projection in August 2008 was mainly related to the timing of expenditures for our new capacity expansion projects in Central America.

We generated free cash flow1 of $148.4 million in fiscal 2008 essentially in-line with our guidance. This compared to a net use of cash of $43.5 million in fiscal 2007. The increase was mainly as a result of higher cash flows from operating activities and lower capital expenditures.

Cash flows used in financing activities in fiscal 2008 amounted to $8.3 million, compared to cash inflows of $23.6 million in fiscal 2007. During fiscal 2008 we used our revolving long-term credit facility to finance the acquisition of Prewett. The funds were subsequently repaid throughout the year resulting in a net decrease in amounts drawn under our credit facility of $4.0 million. In fiscal 2007, $49.0 million was drawn on our credit facility to support the acceleration of our capacity expansion plans and increased working capital requirements. During fiscal 2007, we also repaid $23.2 million of long-term debt consisting of the final $17.5 million principal repayment of our Senior Notes and long-term debt repayments of our joint venture and our subsidiary Kentucky Derby. The remaining cash flows used in financing activities for fiscal 2008 were due to repayments of long-term debt and bank indebtedness of our subsidiaries.

We ended fiscal 2008 with cash and cash equivalents of $12.4 million compared to $9.3 million at the end of fiscal 2007. Total indebtedness2 as at October 5, 2008 amounted to $53.0 million compared to $59.7 million at the end of fiscal 2007. As at the end of fiscal 2008, we had drawn $45.0 million from our revolving long-term credit facility.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and business acquisitions. At the end of fiscal 2008, $45.0 million was drawn on our long-term credit facility compared to $49.0 million as at September 30, 2007.

____________________

1

Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See page 48.

2	Total indebtedness is comprised of bank indebtedness, and long-term debt (including current portion). See page 48.

GILDAN 2008 ANNUAL REPORT	33
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In fiscal 2008, we used our revolving long-term credit facility, in addition to our cash flow from operations, to finance the acquisition of Prewett and capital expenditures of our major capacity expansion projects in Honduras. We paid $126.8 million related to the Prewett acquisition and also placed $10.0 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were subsequently repaid throughout the year.

On October 30, 2007, we increased our long-term credit facility to $400.0 million, on an unsecured basis, which matures in June 2013. We believe that our cash flow from operating activities together with the unused portion of our credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2009 to fund our anticipated working capital and capital expenditure requirements, as well as to satisfy the income tax obligations resulting from the conclusion of the CRA audit as described in Note 14 to the audited Consolidated Financial Statements.

For fiscal 2009, we are now projecting capital expenditures of approximately $115.0 million compared to our previous projection of $160.0 million announced in August 2008.

The projected capital investments primarily include estimated expenditures related to investments for our second sock facility in Honduras, as announced in August 2007, two biomass combustion energy projects, additional capacity expansion investments in our Dominican Republic textile facility and our first textile facility in Rio Nance, Honduras and the construction of a new distribution center in Honduras, which is expected to be completed during fiscal 2010. The lower than previously projected capital expenditures are primarily attributable to our decision to proceed more slowly and cautiously with our major capital investment in our new activewear and underwear textile facility, in Rio Nance, Honduras, which was announced in May 2008.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company's Board of Directors periodically evaluates the merits of introducing a dividend.

OFF-BALANCE SHEET ARRANGEMENTS

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations above. As disclosed in Note 13 to our audited Consolidated Financial Statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform its contractual obligations. As at October 5, 2008, the maximum potential liability under these guarantees was $14.1 million, of which $4.5 million was for surety bonds and $9.6 million was for corporate guarantees and standby letters of credit.

Derivative Financial Instruments

From time to time, we use forward foreign exchange contracts to hedge cash flows related to sales and operating expenses denominated in foreign currencies as described in the “Financial Risk Management” section beginning on page 35 in this MD&A.

CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period, excluding interest on long-term debt, for the following items as at October 5, 2008:

(in $ millions)
		Less than	1 to 3	4 to 5	More than
	Total	1 year	years	years	5 years
Long-term debt	53.0	3.6	4.4	45.0	–
Operating leases	46.7	8.8	19.0	8.1	10.8
Purchase
obligations	261.5	261.5	–	–	–
Other obligations	20.3	20.3	–	–	–
Total Contractual
Obligations	381.5	294.2	23.4	53.1	10.8

We expect that cash flows from our operating earnings, together with our year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2009.

OUTSTANDING SHARE DATA

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As at November 30, 2008, there were 120,544,242 common shares issued and outstanding along with 1,098,381 stock options and 958,002 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

GILDAN 2008 ANNUAL REPORT	34
MD&A

Stock Split

On May 2, 2007, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 18, 2007. The Company's shares commenced trading on a post-split basis on May 16, 2007 on the Toronto Stock Exchange (TSX), and on May 28, 2007 on the New York Stock Exchange (NYSE), in accordance with the respective requirements of these exchanges.

All share and per share data in this MD&A are stated after the above-noted stock split.

LEGAL PROCEEDINGS

SECURITIES CLASS ACTIONS

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits have been consolidated, and a consolidated amended complaint has been filed. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company's common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company's financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario's Securities Act. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the audited Consolidated Financial Statements.

OUTLOOK

The following discussion contains numerous forward-looking statements. We have included a narrative of the underlying material factors and assumptions on which our outlook is based. While we believe that the basis for these forward looking statements is reasonable, we note that they are based on information currently available to management and, as such, actual results could differ materially from our outlook. See “Forward-Looking Statements”, on page 49, for a discussion of the factors that could cause our results or performance to differ materially from our outlook.

Industry demand in the U.S. screenprint channel during the first two months of the first quarter of fiscal 2009 has been extremely weak, mirroring the rapid and severe downturn in overall economic and stock market performance and sentiment during October and November, which has resulted in a dramatic curtailment of consumer and corporate spending. According to the S.T.A.R.S. report for the month of October, overall industry shipments from U.S. wholesale distributors to screenprinters across all product categories declined by 12.5% compared to October 2007. Although the S.T.A.R.S. report indicates that Gildan achieved significant increases in market share, our unit volume shipments to distributors in October declined from last year, due to the decline in end-use demand combined with high inventories at the distributor level in the context of the current market conditions.

Although final S.T.A.R.S. data for the month of November is not yet available, market conditions in the U.S. screenprint channel have deteriorated further. Preliminary S.T.A.R.S. data for November indicate that overall industry shipments in the month declined from last year by close to 20%. Consequently, Gildan expects its sales and EPS in the first quarter of fiscal 2009 to decline materially from the first quarter of last year as a result of lower unit shipments and severe promotional discounting in the month of December, combined with significantly higher cotton costs compared with the first quarter of fiscal 2008, and the consumption of inventories produced when energy and commodity costs were at peak levels.

While the first quarter is seasonally the lowest sales quarter of the fiscal year and as such may not be indicative of full year trends, we are currently planning for the balance of fiscal 2009 on the basis of assuming a continuing negative outlook for industry demand in the U.S. screen-print channel throughout the year. Our current planning scenario for fiscal 2009 assumes that overall industry unit shipments in the U.S. screenprint channel will decline by approximately 10% compared with fiscal 2008, and that the ensuing unfavourable industry supply/ demand balance will result in significant discounting of industry selling prices, which has already started to occur.

We are currently assuming an increase of approximately 8% in our activewear and underwear unit volumes compared with fiscal 2008, to approximately 48 million dozens, as we are implementing strategies to maximize our unit volume growth in our target markets, including an increasing focus on servicing our international markets, for the balance of the year. In addition, we expect EPS in fiscal 2009 to be favourably impacted by the improved performance of the Dominican Republic facility in line with our expectations, together with lower projected energy costs. However, these positive factors are now forecast to be more than offset by significant selling price discounting, which is expected to result in a reduction in average activewear selling prices of 7%-9% in fiscal 2009 compared to fiscal 2008, and by the impact of higher cotton costs, which are expected to increase by approximately 10% in fiscal 2009 compared to fiscal 2008.

GILDAN 2008 ANNUAL REPORT	35
MD&A

We are assuming weaker market conditions in fiscal 2009 in the mass-market retail channel. However, we will continue our efforts to optimize our product-mix and cost structure for mass-market retail, and to successfully manage the transition to major new retailer private label brands, in order to be well positioned to pursue our growth strategy in retail when new production capacity comes on-stream in fiscal 2010. We expect to benefit from the impact of cost reduction initiatives arising from the consolidation of sock manufacturing and also from the assumed non-recurrence of acquisition integration issues and charges which occurred in fiscal 2008. No selling price increases in socks are assumed in fiscal 2009.

In the assumed economic environment, we will place emphasis on careful management of our capital expenditures in fiscal 2009. We intend to undertake an incremental capacity expansion of our Dominican Republic textile facility, at a low capital cost, and are also incrementally expanding our Rio Nance 1 textile facility in Honduras. These expansions of existing facilities are expected to increase annual production capacity by approximately 7-8 million dozens, and allow us to support our projected sales growth while preserving liquidity and proceeding more slowly and cautiously with our major capital investment in our new Rio Nance 5 textile facility in Honduras. However, we have not changed our plans to construct both Rio Nance 5 and our second sock facility in Honduras, Rio Nance 4, which are integral to our long-term strategic growth and cost reduction initiatives. Gildan is now projecting total capital expenditures of approximately $115.0 million in fiscal 2009, compared with our previous estimate of approximately $160.0 million.

A discussion of management's expectations as to our outlook for fiscal 2009 is contained in our fourth quarter earnings results press release dated December 11, 2008 under the section entitled “Outlook for fiscal 2009”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in Note 19 to the audited Consolidated Financial Statements (“Financial Instruments”), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, “Financial Instruments Disclosures”, which apply to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007 and are therefore incorporated into, and are an integral part of, the audited Consolidated Financial Statements.

CREDIT RISK

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company's trade receivables. The Company may also have credit risk relating to cash and cash equivalents and forward foreign exchange contracts, which it manages by dealing only with highly-rated North American and European financial institutions. The carrying amount of financial assets, as disclosed in Note 19 to the audited Consolidated Financial Statements, represents the Company's credit exposure at the reporting date, including trade receivables.

The Company's exposure to credit risk for trade receivables by geographic area and type of customer as at October 5, 2008 was as follows:

(in $ millions)
October 5,
2008
United States	176.0
Europe	11.9
Canada	14.2
Other regions	4.2
Total trade receivables	206.3

(in $ millions)
October 5,
2008
Distributors and screenprinters	166.2
Mass-market and regional retailers	40.1
Total trade receivables	206.3

GILDAN 2008 ANNUAL REPORT	36
MD&A

The Company's trade receivables and credit exposure fluctuate throughout the year. The Company's average trade receivables and credit exposure during an interim reporting period may be higher than the balance at the end of that reporting period.

The Company's credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at October 5, 2008, the Company's ten largest trade debtors accounted for 58.2% of trade accounts receivable, of which one wholesale customer accounted for 13.5% and one retailer accounted for 7.9%. Of the Company's top ten trade debtors, eight are wholesale distributors, and nine are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and Australia.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding six months.

The Company's customers have generally been transacting with the Company or its acquired subsidiaries for over five years, and credit losses have not been material during that period. With the exception of our largest wholesale distributor, which is owned by a large private equity firm and largely financed by publicly traded bonds, most of our wholesale distributor customers are privately-held owner-managed enterprises. Many distributors are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of certain of our wholesale distributor customers may limit or prevent their ability to obtain future financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company's retail customers varies significantly. Adverse changes in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. The likelihood of such changes occurring increases in periods of economic downturns and such changes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The Company's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior  management at the Company's international sales office in Barbados. Where  available, the Company's credit  department periodically reviews external  ratings and customer financial statements,  and in some cases obtains bank and  other references. New customers are  subject to a specific vetting and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company's low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are partially covered by credit insurance, with amounts usually limited to 20% of the value of the Company's exposure. The information available through the insurance company is also considered in the decision process to determine the credit limits assigned to customers.

The aging of trade receivable balances as at October 5, 2008 was as follows:

(in $ millions)
October 5,
2008
Not past due	186.0
Past due 0-30 days	15.7
Past due 31-120 days	5.1
Past due 121-180 days	2.3
Past due over 180 days	–
Trade receivables	209.1
Less allowance for doubtful accounts	(2.8)
Total trade receivables	206.3

GILDAN 2008 ANNUAL REPORT	37
MD&A

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)
Balance as at September 30, 2007	2.0
Bad debt expense	4.5
Write-off of accounts receivable	(4.0)
Increase due to acquisition of Prewett	0.3
Balance as at October 5, 2008	2.8

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We require continued access to capital markets to support our operations as well as to achieve our strategic plans. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving credit facility as well as our ability to access capital markets, including the lack of financing capability, or the failure of a financial institution participating in our credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a materially adverse effect on our business. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in Note 20 to the audited Consolidated Financial Statements (“Capital Disclosures”). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures.

The following are the contractual maturities of financial liabilities by period, excluding derivative financial instruments and future interest payments but including interest accrued to October 5, 2008:

(in $ millions)
	Carrying	0 to 12	1 to 2	2 to 5	More than
	amount	months	years	years	5 years
Long-term credit
facility	45.0	–	–	45.0	–
Other long-term
debt	8.0	3.6	4.4	–	–
Accounts
payable and
accrued
liabilities	155.7	155.7	–	–	–
Total	208.7	159.3	4.4	45.0	–

The Company has a committed revolving credit facility for a maximum of $400.0 million which expires on June 28, 2013 and which is subject to a one-year extension on an annual basis. The Company's revolving credit facility is subject to various covenants and conditions. The Company was in compliance with all covenants as at October 5, 2008 and September 30, 2007. This facility is unsecured and amounts drawn bear interest at LIBOR rates or U.S. base rate plus an applicable margin. As at October 5, 2008, $45.0 million was drawn under this facility, bearing an effective interest rate of 4.75% . As at September 30, 2007, $49.0 million was drawn under this facility bearing an effective interest rate of 6.16% .

The Company's only derivative financial instruments as at October 5, 2008 were forward foreign exchange contracts, for which notional amounts, maturities, average exchange rates and the carrying and fair values are listed on page 38.

FOREIGN CURRENCY RISK

The majority of the Company's cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company's functional and reporting currency. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and head office expenses in Canada. The Company's exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British Pound and the Euro exchange rates. For the Company's foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company's cash flows and the reported amounts for sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of earnings.

GILDAN 2008 ANNUAL REPORT	38
MD&A

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and balance sheet exposures and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes.

As at October 5, 2008 and September 30, 2007 all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains and losses were included in earnings. The Company elected not to apply hedge accounting for these derivatives.

The following table summarizes the Company's derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at October 5, 2008:

(in US$ millions)
		Notional
		foreign	Average		Carrying and Fair Value
		currency	exchange	Notional US
	Maturity	amount	rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	5.5	0.9302	5.1	–	–
Buy EUR/Sell GBP	0-6 months	1.0	1.3740	1.3	–	–
Sell EUR/Buy USD	0-6 months	5.7	1.4591	8.2	0.5	–
Sell GBP/Buy USD	0-6 months	3.0	1.9177	5.7	0.5	–
				20.3	1.0	–

The following tables provide an indication of the Company's significant foreign currency exposures during the year ended October 5, 2008, including the year end balances of financial and monetary assets and liabilities denominated in foreign currencies, as well as the amount of sales and operating expenses during the year that were denominated in foreign currencies, but before considering the effect of forward foreign exchange contracts.

In addition to the foreign currency exposures noted below, the Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. However, the Company does not currently view its exposure to the Honduran Lempira as a significant foreign exchange risk, since the Lempira to U.S. dollar exchange rate has not fluctuated significantly in recent years.

(in US$ millions)

		October 5, 2008
	CAD	EUR	GBP
Cash and cash equivalents	–	0.8	0.7
Accounts receivable	17.6	4.2	4.9
Accounts payable and accrued liabilities	(18.7)	(1.9)	(0.1)
Future income taxes and income taxes
payable	(46.0)	(0.6)	0.2
Balance sheet exposure excluding financial
derivatives	(47.1)	2.5	5.7

	For the year ended, October 5, 2008
	CAD	EUR	GBP
Sales	55.1	31.4	23.2
Operating expenses	(53.8)	(9.1)	(2.7)
Net exposure	1.3	22.3	20.5

GILDAN 2008 ANNUAL REPORT	39
MD&A

	Year-to-date	Reporting
	average rate	date rate
CAD to USD	0.9954	0.9246
EUR to USD	1.5042	1.3816
GBP to USD	1.9857	1.7740

The table above reflects the exchange rates applied during the reporting period for the year ended October 5, 2008.

Based on the Company's foreign currency exposures noted above and the forward foreign exchange contracts in effect during the year ended October 5, 2008, varying the above foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings as follows, assuming that all other variables remained constant:

(in US$ millions)
	For the year ended October 5, 2008
	CAD	EUR	GBP
Source of net earnings variability from
changes in foreign exchange rates:
Financial instruments, including forward
foreign exchange contracts	0.1	0.2	(0.1)
Future income tax liability and
income taxes payable	2.3	–	–
Sales and operating expenses	(0.1)	(1.1)	(1.0)
Increase (decrease) in net earnings	2.3	(0.9)	(1.1)

An assumed 5 percent weakening of  the U.S. dollar during the year ended  October 5, 2008 would have had an  equal but opposite effect on the above  currencies to the amounts shown above,  on the basis that all other variables  remain constant.

INTEREST RATE RISK

The Company's interest rate risk is primarily  related to the Company's revolving  long-term credit facility, for which amounts  drawn are primarily subject to LIBOR rates  in effect at the time of borrowing, plus a  margin. Although LIBOR-based borrowings  under the credit facility can be fixed for  periods of up to six months, the Company  generally fixes rates for periods of one to three months. The interest rates on amounts currently drawn on this facility and on any future borrowings will vary and are unpredictable.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time, but it has not done so in recent years.

Based on the value of interest-bearing financial instruments during the year ended October 5, 2008, an assumed 0.5 percentage point increase  in interest rates during such period  would have decreased net earnings by  $0.8 million, with an equal but opposite  effect for an assumed 0.5 percentage  point decrease.

CRITICAL ACCOUNTING  ESTIMATES

Our significant accounting policies  are described in Note 2 to our audited  Consolidated Financial Statements. The preparation of financial statements in  conformity with Canadian GAAP requires  estimates and assumptions that affect our results of operations and financial  position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable consists of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the credit-worthiness of each customer. Furthermore, these judgments must be continuously evaluated and updated. Uncollected accounts are written off through the allowance for doubtful accounts. We are not able to predict changes in the financial condition of our customers, and if circumstances related to our customers' financial condition deteriorate, our estimates of the recoverability of our trade receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provide more allowances than we need, we may reverse a portion of such provisions in future periods based on our actual collection experience.

INVENTORY OBSOLESCENCE

Our inventory is carried at the lower of First-In-First-Out cost and net realizable value. We regularly review inventory quantities on hand and record a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

GILDAN 2008 ANNUAL REPORT	40
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SALES PROMOTIONAL PROGRAMS

In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors, and exclude sales taxes. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

RECOVERABILITY OF LONG-LIVED ASSETS

Our long-lived assets are comprised of property, plant and equipment and identifiable intangible assets, which are recorded at cost less accumulated amortization, including asset impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives of the assets.

On a regular basis, we review the estimated useful lives of our long-lived assets. Assessing the reasonableness of the estimated useful lives of long-lived assets requires judgment and is based on currently available information, including actual utilization experience and expected future business plans. We also review long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses are recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of impairment loss recognized is measured as the amount by which the carrying value of an asset exceeds its fair value, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. In estimating future cash flows, the Company uses its best estimates based on internal plans, which incorporate management's judgments as to the remaining service potential of the long-lived assets. Changes in circumstances, such as technological advances and changes to our business strategy can result in actual useful lives and future cash flows differing significantly from our estimates. Revisions to the estimated useful lives of long-lived assets or future cash flows constitute a change in accounting estimate and are applied prospectively.

INCOME TAXES

We utilize the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our audited Consolidated Financial Statements.

We recognize future income tax assets only to the extent that, in management's opinion, it is more likely than not that the future income tax assets will be realized, based on estimates of future taxable income in certain jurisdictions and other assumptions. To the extent that it is determined that it is no longer more likely than not that the asset will be realized, a valuation allowance is provided.

The Company's income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management's assessment of the technical merits of its position due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the tax position will no longer be upheld. Actual results, including the resolution of government tax audits and other events may vary materially compared to estimates and assumptions used by management in determining the provision for income taxes and in valuing income tax assets and liabilities, and in such eventualities the Company may be required to reduce or increase the value of income tax assets and liabilities resulting in a material income tax expense or recovery in future periods.

BUSINESS ACQUISITIONS

We account for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. We estimate the fair value of assets and liabilities acquired at the date of acquisition using a projected discounted cash flow method and other valuation methods. We use a number of significant estimates and assumptions when calculating fair value. These estimates and assumptions include projected future cash flows, the number of years used, the discount rate and other items.

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We believe that our estimates and valuation methods are reasonable, consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Effective the commencement of its 2008 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1535, “Capital Disclosures”, which established standards for disclosing information about an entity's capital and how it is managed. The Company also adopted effective the commencement of its 2008 fiscal year, the CICA Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation” which replaced the existing section 3861, “Financial Instruments – Disclosure and Presentation”. These disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, “Financial Instruments –Recognition and Measurement”. These new standards relate to disclosure only and did not impact the financial results of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030, “Inventories” and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; clarifies that major spare parts not in use should be included in property, plant and equipment; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company will adopt this section effective October 6, 2008 on a retrospective basis. The Company has compared the requirements of this new section with its current measurement and determination of costs and has concluded that the new section will not have an impact on the results of operations except that the new standard requires depreciation related to manufacturing activities to be included in cost of sales. The new disclosure requirements will be reflected in the Company's interim consolidated financial statements for the first quarter of fiscal 2009.

General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, which is effective for interim periods beginning on or after October 1, 2008, and includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of the amended section will have no impact on the consolidated financial statements of the Company.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 – Goodwill and Intangible Assets (Section 3064), replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The Company currently defers and amortizes plant start-up costs on a straight-line basis over two years, which it will cease upon adoption of Section 3064. This Section will apply to interim and annual financial statements relating to the Company's fiscal year beginning on October 6, 2008 and will be adopted on a retrospective basis. The estimated impact of adopting this accounting standard on a retrospective basis will be an increase of $1.8 million in net earnings for fiscal 2008, a decrease in net earnings of $1.0 million for fiscal 2007 and a decrease of $1.6 million in Shareholders' equity at October 1, 2006.

Statement of earnings classification

Effective the first quarter of fiscal 2009, the Company will change the classification of its statement of earnings with retrospective application to comparative figures presented for prior periods. This new classification will align the results of operations by function and will incorporate certain presentation requirements under Section 3031, “Inventories” which will be effective for the Company commencing the first quarter of fiscal 2009 as described above. Depreciation and amortization expense will no longer be presented as a separate caption on the statement of earnings, as this expense will instead be included within cost of sales and selling, general, and administrative expenses. In particular, depreciation expense related to manufacturing activities will be included in cost of sales. The remaining depreciation and amortization expense will be reclassified to selling, general and administrative expenses. As well, outbound freight, currently classified within selling, general and administrative expenses, will be reported within cost of sales. These changes in classification will result in lower gross profits and lower selling, general and administrative expenses than previously reported. The largest impact of these changes will be the decrease in gross profits as the majority of the depreciation and amortization expense is related to manufacturing activities.

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In addition, a new caption will be presented in the statement of earnings for financial charges, which will include interest income and expenses, foreign exchange gains and losses, and other financing related charges. There will be no impact on net earnings as a result of these changes in classification.

International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board (AcSB) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into IFRS, as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $138.6 million in fiscal 2008 (2007 – $103.9 million), along with $0.8 million relating to management fees (2007 – $0.8 million). As at October 5, 2008, we had an outstanding payable to Frontier of $32.4 million (2007 –$20.1 million).

DISCLOSURE CONTROLS

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of October 5, 2008. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of October 5, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as of October 5, 2008.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes during fiscal 2008 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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RISKS AND UNCERTAINTIES

In addition to the risks previously described under the section “Financial Risk Management” and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, cash flows or business, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

Our ability to implement our strategies and plans

We may not be able to successfully implement our growth strategy in the future. In spite of our core competencies and historical success in achieving market share penetration and sales growth, we may not succeed in growing our market share in the U.S. screenprint channel, in further penetrating the mass-market retail channel or in developing Gildan as a consumer brand. Also, we may not be successful in achieving further market penetration within our international markets or in pursuing other international market expansion opportunities. We may not be successful in optimizing our manufacturing and distribution costs, and we may be unable to identify acquisition targets, to successfully integrate a newly acquired business, or achieve expected synergies from such integration.

Success factors and economic returns may be different in new market channels and new geographical markets which the Company enters. We have achieved high earnings growth and attractive economic returns on the investments which we have made to support our growth and market share penetration in the North American screenprint channel. While we believe that we have the potential to continue to achieve attractive economic returns and earnings growth as we diversify into the mass-market retail channel and our geographical markets, there is however no assurance that we will be able to obtain and sustain the same levels of profitability as we have achieved historically in the North American screenprint channel.

Our industry is competitive

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers for the screenprint and retail channels, such as the Fruit of the Loom, Hanes and Jerzees brands. The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, we may face the threat of increasing global competition. In particular, the U.S. sock industry is already subject to global competition, including significant imports from Asia.

Our ability to remain competitive in the areas of price, quality, service, marketing, product development, manufacturing and distribution will, in large part, determine our future success. There can be no assurance that we will be able to maintain or improve our competitive position.

Our industry is affected by general economic conditions

Although we manufacture basic, non-fashion, frequent-replenishment products used by consumers in a wide variety of applications, general economic conditions, globally or in one or more of the markets we serve, may adversely affect the demand for our products. A weak economic environment may lead to lower demand for our products resulting in sale volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs. A weak economic environment may also result in increased credit risk.

Our customers do not commit to purchase minimum quantities

Our contracts with our customers do not require them to purchase a minimum quantity of our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our production volume may differ from market demand

Demand for our products may vary from year to year. We must appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand at the beginning of each fiscal year, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in slower production, lower plant and equipment utilization and lower absorption of fixed operating cost.

Alternatively, we are also exposed to loss of sales opportunities and market share if we underestimate market demand and produce insufficient inventory for any particular period of specific product categories to satisfy our customers' demand for our products. Customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

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Our success depends on our ability to anticipate evolving consumer preferences and trends

While we currently focus on basic, non-fashion products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be impacted by changes in consumer preferences which do not fit with Gildan's core competency of marketing and large-scale manufacturing of basic, non-fashion apparel products.

We rely on a relatively small number of significant customers

We sell our products to a relatively small number of significant customers totaling approximately 200. In fiscal 2008 our largest and second largest customer accounted for 23.1% and 13.6% (2007 –23.1% and 5.3%) of total sales respectively, and our top ten customers accounted for 67.9% (2007 – 62.8%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be adversely affected should one or more of the following events occur:

  a significant customer substantially reduces its purchases or ceases to buy from us and we cannot replace that business with sales to other customers on similar terms;

  a large customer exercises its purchasing power to negotiate lower prices or to require Gildan to incur additional service costs;

  further industry consolidation leads to greater customer concentration; and

  a large customer encounters financial difficulties and is unable to meet its financial obligations.

The price of the raw materials we buy is prone to significant fluctuations

Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also purchase chemicals, dyestuffs and trims through a variety of suppliers. The Company purchases cotton and polyester fibers through its yarn-spinning joint venture, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The price of cotton fluctuates and is affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs and trims. The Company enters into contracts in advance of delivery to establish firm prices for cotton and cotton yarn for which it will ultimately take delivery in order to mitigate the effect of price fluctuations. For future deliveries where such fixed price contracts have been entered into, the Company will not be able to benefit from price decreases but will be protected against price increases. Conversely, in the event that we have not entered into sufficient fixed priced contracts or made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases.

Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in cotton prices would affect the Company's annual raw material costs by approximately $3.8 million, at estimated current production levels. The ultimate effect of this change on the Company's earnings cannot be quantified, as the relationship between movements in cotton prices and movements in apparel selling prices cannot be predicted with any certainty. However, a dramatic increase in the price of cotton could have a material adverse effect on our business, results of operations and financial condition if the increase or part of the increase could not be mitigated through higher industry selling prices.

We depend on key suppliers

Our ability to meet our customers' needs depends on our ability to maintain an uninterrupted supply of raw materials. More specifically, we source cotton yarn primarily from the United States from our joint venture and from a limited number of outside suppliers. Our business, our financial condition or results of operations could be adversely affected if any of our principal yarn suppliers had difficulty sourcing cotton fibers, experience production problems, transportation disruptions or encounter financial difficulties.

We are subject to international trade regulation

There exist a number of regional trade agreements and programs, such as the North American Free Trade Agreement (NAFTA), the Caribbean Basin Trade Partnership Act (CBTPA), the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR) and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE) which allow qualifying textiles and apparel from participating countries duty-free access to developed countries' markets. Two of the newest programs, CAFTA-DR and HOPE, were adopted to strengthen and develop economic relations among countries which are party to the agreement. The above-mentioned international trade legislation contains provisions that may apply tariffs, quotas and/or safeguards, as necessary.

We have situated our manufacturing facilities in strategic locations to take advantage of these trade liberalization measures, which are intended to position us to be globally competitive. However, any changes to existing international trade legislation, which the Company is currently relying on in conducting its manufacturing operations, may negatively impact our business.

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There also exist a number of trade agreements involving various countries engaged in textile manufacturing activities in which the Company currently does not have any operations. Any changes to such agreements or any new trade agreements or legislation, which would allow duty-free and/or quota free access of apparel into developed countries, may also negatively impact our operations by enabling the Company's competitors to improve their cost structure.

The textile and apparel industries of developed countries such as Canada, the United States and the European community, have historically received a relatively higher degree of trade protection than other industries. However, since January 2005, quotas on imports of textiles and apparel from member countries of the World Trade Organization (WTO) have been eliminated with the exception of China, which will continue to be subject to quotas on its textile and apparel exports until the end of the 2008 calendar year.

CAFTA-DR provides for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. Under the current legislation, a safeguard under CAFTA –DR in the form of reinstatement of normal duties may be imposed for a period of up to three years and may not extend beyond March 31, 2011. The United States has implemented such a safeguard against socks imported from Honduras during the period July 1, 2008 to December 31, 2008 inclusive, with an applicable duty rate of 5%. Under the provisions of the CAFTA-DR agreement, a safeguard, upon expiration, cannot be renewed. There can be no assurance that any other safeguards under CAFTA-DR or any other trade agreements or other developments in trade legislation would not adversely impact our business.

In addition, the Company is subject to customs audits in the various countries in which it operates. Although we believe that our customs compliance programs are effective, we cannot predict the outcome of any governmental audit.

We currently pay income tax at a comparatively low effective rate, which could change in the future

The Company benefits from a low overall effective corporate tax rate due to the majority of its global sales, marketing, and manufacturing operations being carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company's income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdiction which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company's consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company's financial position, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company's overall effective income tax rate may also be adversely affected by the following: unanticipated changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; changes in the location of the Company's operations that would result in a higher proportion of taxable income being reported in higher tax rate jurisdictions; an increase in income tax rates; and, changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax.

Our operations are subject to climate, political, social and economic risks

The majority of our products are now manufactured and sewn in Central America, primarily in Honduras, and the Caribbean Basin. Some of the countries in which we operate have experienced political, social and economic instability in the past, and we cannot be certain of their future stability.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities, increase our cost of sales or result in capital expenditures:

  fire or natural disasters, such as hurricanes, floods and earthquakes;

  political instability, labour unrest, war or terrorism;

  disruptions in shipping and freight forwarding services;

  interruptions in the availability of basic services and infrastructure, including power and water shortages.

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Our operations are subject to environmental regulation

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of off-site. As part of our Corporate Environmental Policy, we monitor, control and manage environmental issues through policies including, but not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. We believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located. In line with our commitment to the environment as well as to the health and safety of our employees we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or manufacturing interruption that could have a material adverse effect on our business. Similarly, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

Our business operations significantly rely on our information systems

We depend on information systems to purchase raw materials and supplies, schedule and manage production, process transactions, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security breaches, disasters or other causes. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays.

Our operations could be affected by changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ more than 20,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers' compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing labour disruptions, such as strikes or work stoppages. If labour relations were to change or deteriorate, this could adversely affect the productivity and cost structure of the Company's manufacturing operations.

We may suffer negative publicity if we, or our third party contractors, are found to have violated labour laws or engage in labour and other business practices that are viewed as unethical

We are committed to ensuring that all of our manufacturing facilities comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of Worldwide Responsible Accredited Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could impact our reputation and result in a loss of sales.

We depend on key management

Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in short order. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and others. We may not be able to attract or retain these employees, which could adversely affect our business.

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DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

ADJUSTED NET EARNINGS AND ADJUSTED DILUTED EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges as discussed on page 27, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

ADJUSTED NET EARNINGS AND ADJUSTED DILUTED EPS
(in $ millions, except per share amounts)
	2008	2007	2006
Sales	1,249.7	964.4	773.2
Cost of sales	847.4	655.3	521.1
Gross profit	402.3	309.1	252.1
Selling, general and administrative expenses	151.5	110.9	84.4
Restructuring and other charges	5.5	28.0	20.4
	245.3	170.2	147.3
Depreciation and amortization	58.9	38.8	32.4
Interest, net	7.2	4.9	3.1
Non-controlling interest of
consolidated joint venture	0.2	1.3	0.2
Earnings before income taxes	179.0	125.2	111.6
Income taxes	34.4	(4.8)	4.8
Net earnings and comprehensive income	144.6	130.0	106.8
Adjustments for:
Restructuring(1)	5.5	28.0	20.4
Less: Income taxes on restructuring	(0.6)	(0.7)	(0.4)
Adjusted net earnings	149.5	157.3	126.8
Basic EPS	1.20	1.08	0.89
Diluted EPS	1.19	1.07	0.88
Adjusted diluted EPS	1.23	1.29	1.05

Certain minor rounding variances exist between the financial statements and this summary.
(1) Adjustment to remove restructuring and other charges, and the income tax effect thereon. See page 27.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as discussed on page 27 as well as the non-controlling interest of consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization  expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

EBITDA
(in $ millions)
	2008	2007	2006
Net earnings	144.6	130.0	106.8
Restructuring and other charges(1)	5.5	28.0	20.4
Depreciation and amortization	58.9	38.8	32.4
Interest, net	7.2	4.9	3.1
Income tax expense (recovery)	34.4	(4.8)	4.8
Non-controlling interest of consolidated
joint venture	0.2	1.3	0.2
EBITDA	250.8	198.2	167.7

Certain minor rounding variances exist between the financial statements and this summary.
(1) See page 27.

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MD&A

FREE CASH FLOW

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

FREE CASH FLOW
(in $ millions)
	2008	2007	2006
Cash flows from operating activities	238.9	91.2	94.7
Cash flows used in investing activities	(227.3)	(134.7)	(96.1)
Add back:
Business acquisitions	126.8	–	19.9
Restricted cash related to acquisition	10.0	–	–
Free cash flow	148.4	(43.5)	18.5

TOTAL INDEBTEDNESS AND NET INDEBTEDNESS

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

TOTAL INDEBTEDNESS AND NET INDEBTEDNESS
(in $ millions)
	2008	2007	2006
Bank indebtedness	–	–	(3.5)
Current portion of long-term debt	(3.6)	(3.7)	(21.8)
Long-term debt	(49.4)	(56.0)	(12.0)
Total indebtedness	(53.0)	(59.7)	(37.3)
Cash and cash equivalents	12.4	9.3	29.0
Net indebtedness	(40.6)	(50.4)	(8.3)

Certain minor rounding variances exist between the financial statements and this summary.

GILDAN 2008 ANNUAL REPORT	49
MD&A

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section of this MD&A, beginning on page 43, and the risks described under the section “Financial Risk Management” in this MD&A beginning on page 35 for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade, employment and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  our reliance on a small number of significant customers;

  changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;

  the fact that our customers do not commit to minimum quantity purchases;

  the seasonality of our business;

  our ability to attract and retain key personnel;

  our reliance on computerized information systems;

  changes in accounting policies and estimates; and

  disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

These factors may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

December 18, 2008

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.

THREE YEARS ENDED OCTOBER 5, 2008 (EXPRESSED IN US DOLLARS)

GILDAN 2008 ANNUAL REPORT	51
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT
REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited the accompanying consolidated balance sheets of Gildan Activewear Inc. (the "Company") and subsidiaries as of October 5, 2008 and September 30, 2007 and the related consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for the years ended October 5, 2008, September 30, 2007 and October 1, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of October 5, 2008 and September 30, 2007, and the results of their operations and their cash flows for the years ended October 5, 2008, September 30, 2007 and October 1, 2006, in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 5, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 10, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(Signed: KPMG ) Chartered Accountants

Montréal, Canada December 10, 2008

GILDAN 2008 ANNUAL REPORT	52
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT
REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited Gildan Activewear Inc.'s (the "Company") internal control over financial reporting as of October 5, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled "Management's Annual Report on Internal Control over Financial Reporting" included in Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over the financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 5, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 10, 2008 expressed an unqualified opinion on those consolidated financial statements.

(Signed: KPMG ) Chartered Accountants

Montréal, Canada December 10, 2008

	GILDAN 2008 ANNUAL REPORT	53
CONSOLIDATED	CONSOLIDATED FINANCIAL STATEMENTS
BALANCE SHEETS

OCTOBER 5, 2008 AND SEPTEMBER 30, 2007
(IN THOUSANDS OF US DOLLARS)
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$ 12,357	$ 9,250
Accounts receivable	222,158	206,088
Inventories	316,172	239,963
Prepaid expenses and deposits	10,413	7,959
Future income taxes (note 14)	–	2,610
	561,100	465,870

Property, plant and equipment (note 4)	436,516	377,617
Intangible assets (note 5)	59,954	2,024
Other assets (note 6)	18,067	11,426
Assets held for sale (note 16)	10,497	6,610
Goodwill (note 3)	6,709	–
Future income taxes (note 14)	9,283	10,939
	$ 1,102,126	$ 874,486

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	155,669	116,683
Income taxes payable	46,627	2,949
Current portion of long-term debt (note 8)	3,556	3,689
	205,852	123,321

Long-term debt (note 8)	49,448	55,971
Future income taxes (note 14)	27,331	24,612
Non-controlling interest in consolidated joint venture	7,162	6,932

Shareholders' equity (note 9):
Share capital	89,377	88,061
Contributed surplus	6,728	3,953

Accumulated other comprehensive income	26,248	26,248
Retained earnings	689,980	545,388
	716,228	571,636
Total shareholders' equity	812,333	663,650
	$ 1,102,126	$ 874,486

Commitments and contingent liabilities (note 12)
See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed: Glenn J. Chamandy) Director Glenn J. Chamandy	(Signed: Pierre Robitaille) Director Pierre Robitaille

	GILDAN 2008 ANNUAL REPORT	54
CONSOLIDATED STATEMENTS	CONSOLIDATED FINANCIAL STATEMENTS
OF EARNINGS AND
COMPREHENSIVE INCOME

YEARS ENDED OCTOBER 5, 2008, SEPTEMBER 30, 2007 AND OCTOBER 1, 2006
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2008	2007	2006

Sales	$ 1,249,711	$ 964,429	$ 773,190
Cost of sales	847,392	655,280	521,095
Gross Profit	402,319	309,149	252,095

Selling, general and administrative expenses	151,453	110,979	84,388
Restructuring and other charges (note 16)	5,489	28,012	20,386
Earnings before the undernoted items	245,377	170,158	147,321

Depreciation and amortization (note 17 (a))	58,932	38,777	32,383
Interest, net	7,223	4,898	3,067
Non-controlling interest of consolidated joint venture	230	1,278	260
	66,385	44,953	35,710

Earnings before income taxes	178,992	125,205	111,611
Income tax expense (recovery) (note 14)	34,400	(4,815)	4,782

Net earnings and comprehensive income	$ 144,592	$ 130,020	$ 106,829

Earnings per share (note 15):
Basic	$ 1.20	$ 1.08	$ 0.89
Diluted	1.19	1.07	0.88

See accompanying notes to consolidated financial statements.

	GILDAN 2008 ANNUAL REPORT	55
CONSOLIDATED STATEMENTS	CONSOLIDATED FINANCIAL STATEMENTS
OF SHAREHOLDERS' EQUITY

YEARS ENDED OCTOBER 5, 2008, SEPTEMBER 30, 2007 AND OCTOBER 1, 2006
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AMOUNTS)

	Share capital
				Accumulated
				other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity
Balance, October 2, 2005	119,909,060	$ 84,177	$ 1,596	$ 26,248	$308,539	$420,560
Stock-based compensation related to stock options and Treasury restricted share units (note 10 (b))	–	–	908	–	–	908
Shares issued pursuant to business acquisition (note 3)	20,000	460	–	–	–	460
Shares issued under employee share purchase plan (note 10 (a))	16,642	360	–	–	–	360
Shares issued pursuant to exercise of stock options (note 10 (b))	281,966	1,448	–	–	–	1,448
Ascribed value credited to share capital from exercise of stock options and Treasury restricted share units	–	139	(139)	–	–	–
Net earnings	–	–	–	–	106,829	106,829
Balance, October 1, 2006	120,227,668	86,584	2,365	26,248	415,368	530,565

Stock-based compensation related to stock options and Treasury restricted share units (note 10 (b))	–	–	1,814	–	–	1,814
Shares issued under employee share purchase plan (note 10 (a))	18,279	530	–	–	–	530
Shares issued pursuant to exercise of stock options (note 10 (b))	149,034	786	–	–	–	786
Shares issued pursuant to exercise of Treasury restricted share units (note 10 (b))	26,917	–	–	–	–	–
Ascribed value credited to share capital from exercise of stock options and Treasury restricted share units	–	226	(226)	–	–	–
Share repurchases	(2,437)	(65)	–	–	–	(65)
Net earnings	–	–	–	–	130,020	130,020
Balance, September 30, 2007	120,419,461	88,061	3,953	26,248	545,388	663,650

Stock-based compensation related to stock options and Treasury restricted share units (note 10 (b))	–	–	2,965	–	–	2,965
Shares issued under employee share purchase plan (note 10 (a))	21,313	720	–	–	–	720
Shares issued pursuant to exercise of stock options (note 10 (b))	81,356	418	–	–	–	418
Shares issued pursuant to exercise of Treasury restricted share units (note 10 (b))	14,779	–	–	–	–	–
Ascribed value credited to share capital from exercise of stock options and Treasury restricted share units	–	190	(190)	–	–	–
Share repurchases	(408)	(12)	–	–	–	(12)
Net earnings	–	–	–	–	144,592	144,592
Balance, October 5, 2008	120,536,501	$ 89,377	$ 6,728	$ 26,248	$689,980	$812,333

See accompanying notes to consolidated financial statements.

	GILDAN 2008 ANNUAL REPORT	56
CONSOLIDATED STATEMENTS	CONSOLIDATED FINANCIAL STATEMENTS
OF CASH FLOWS

YEARS ENDED OCTOBER 5, 2008, SEPTEMBER 30, 2007 AND OCTOBER 1, 2006
(IN THOUSANDS OF US DOLLARS)
	2008	2007	2006

Cash flows from (used in) operating activities:
Net earnings	$ 144,592	$ 130,020	$ 106,829
Adjustments for:
Depreciation and amortization (note 17 (a))	58,932	38,777	32,383
Restructuring charges related to assets held for sale and
property, plant and equipment (note 16)	2,174	5,523	15,149
Loss on disposal of assets held for sale
and property, plant and equipment	1,369	332	1,197
Stock-based compensation costs	2,965	1,814	908
Future income taxes	(15,837)	(8,919)	1,764
Non-controlling interest	230	1,278	260
Unrealized foreign exchange (gain) loss	(2,270)	3,226	843
Changes in non-cash working capital balances:
Accounts receivable	8,223	(36,392)	(41,058)
Inventories	(32,135)	(39,310)	(35,435)
Prepaid expenses and deposits	(881)	(2,202)	95
Accounts payable and accrued liabilities	27,740	(3,327)	11,046
Income taxes payable	43,802	343	740
	238,904	91,163	94,721

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving
long-term credit facility	(4,000)	49,000	–
Decrease in bank indebtedness	(2,739)	(3,500)	(17,830)
Increase in other long-term debt	–	–	691
Repayment of other long-term debt	(2,656)	(23,201)	(23,866)
Repayment of capital leases	–	–	(186)
Proceeds from the issuance of shares	1,138	1,316	1,808
Repurchase of shares	(12)	(65)	–
	(8,269)	23,550	(39,383)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(97,030)	(134,282)	(80,183)
Business acquisitions (note 3)	(126,819)	–	(19,911)
Restricted cash related to acquisition	(10,000)	–	–
Proceeds from the sale of assets held for sale	3,736	6,668	5,027
Net decrease (increase) in other assets	2,787	(7,075)	(986)
	(227,326)	(134,689)	(96,053)

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	(202)	219	(80)

Net increase (decrease) in cash and cash equivalents during the year	3,107	(19,757)	(40,795)

Cash and cash equivalents, beginning of year	9,250	29,007	69,802

Cash and cash equivalents, end of year	$ 12,357	$ 9,250	$ 29,007

Supplemental disclosure of cash flow information (note 17 (d))

See accompanying notes to consolidated financial statements.

	GILDAN 2008 ANNUAL REPORT	57
NOTES TO CONSOLIDATED	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 5, 2008, SEPTEMBER 30, 2007 AND OCTOBER 1, 2006
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company's fiscal year ends on the first Sunday following September 28. All references to 2008, 2007 and 2006 represent the fiscal years ended October 5, 2008, September 30, 2007 and October 1, 2006, respectively.

1 – ACCOUNTING CHANGES

(a)	Accounting changes in fiscal 2008:

Effective at the commencement of its 2008 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosure, which established standards for disclosing information about an entity's capital and how it is managed. The Company also adopted effective at the commencement of its 2008 fiscal year, the CICA Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation which replaced the existing Section 3861, Financial Instruments – Disclosure and Presentation. These disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments – Recognition and Measurement. These new standards relate to disclosure only and did not impact the financial results of the Company. The effect of adopting the new accounting standards as at October 1, 2007 are presented in notes 19 and 20.

(b)	Future accounting changes:

Inventories
In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement of, and more extensive guidance on, the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; clarifies that major spare parts not in use should be included in property, plant and equipment; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company will adopt this Section effective October 6, 2008 on a retrospective basis. The Company has compared the requirements of this new Section with its current measurement and determination of costs and has concluded that the new Section will not have an impact on the results of operations, except that the new Section requires depreciation expense related to manufacturing activities to be included in Cost of sales. The new disclosure requirements will be reflected in the Company's interim consolidated financial statements for the first quarter of fiscal 2009.

General Standards of Financial Statement Presentation
In June 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, which is effective for interim periods beginning on or after October 1, 2008 and which includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of the amended Section will have no impact on the consolidated financial statements of the Company.

Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets (Section 3064), replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

The Company currently defers and amortizes plant start-up costs on a straight-line basis over two years, which it will cease upon adoption of Section 3064. This Section will apply to interim and annual financial statements relating to the Company's fiscal year beginning on October 6, 2008 and will be adopted on a retrospective basis. The estimated impact of adopting this accounting standard, on a retrospective basis, will be an increase of $1,758 in net earnings for fiscal 2008, a decrease in net earnings of $958 for fiscal 2007 and a decrease of $1,590 in Shareholders' equity at October 1, 2006.

GILDAN 2008 ANNUAL REPORT	58
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 – ACCOUNTING CHANGES (CONTINUED)

(b)

Future accounting changes (continued):

International Financial Reporting Standards
In February 2008, Canada's Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

2 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies of the Company are summarized as follows:

(a)	Basis of presentation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and a joint venture for which the Company is considered the primary beneficiary. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c)	Inventories:

Inventories are stated at the lower of First-In First-Out cost and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overheads. The allocation of fixed production overheads to the cost of inventories is based on a normal range of capacity of the production facilities.

(d)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Amortization is recorded on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Asset	Rate

Buildings and improvements	2 1/2% to 20%
Equipment	10% to 25%

Assets not in service include expenditures incurred to-date, including deposits for equipment and plant expansions which are still in process or are not yet in service as at the balance sheet date. Amortization on these assets commences when the assets are put into service.

The cost of information technology projects including internally developed software is capitalized and included in equipment commencing at the point at which conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects where it believes that future economic benefits are less than probable. The costs of information technology projects that are capitalized include the cost of software tools and licenses used in the development of the projects as well as direct payroll and consulting costs.

GILDAN 2008 ANNUAL REPORT	59
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Assets held for sale:

Long-lived assets are classified as held for sale when certain criteria are met, which include: the Company's commitment to a plan to sell the assets; the assets are available for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets have been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being actively marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

The Company measures assets held for sale at the lower of carrying amount or fair value less cost to sell. These assets are not depreciated.

(f)	Intangible assets:

Intangible assets, which represent customer contracts and customer relationships included in the acquisitions of Kentucky Derby Hosiery Co., Inc., and V.I. Prewett & Son, Inc. are being amortized on a straight-line basis over a period of twenty years.

(g)	Goodwill:

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value over the fair value of the goodwill, if any.

(h)	Impairment of long-lived assets:

Long-lived assets, consisting of property, plant and equipment and intangible assets with finite lives, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of the impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset.

(i)	Deferred charges:

Plant start-up costs are deferred and amortized on a straight-line basis over two years. The amortization of these charges is included in Depreciation and amortization.

(j)	Foreign currency translation:

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than US dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items, denominated in currencies other than US dollars, are translated at the rates prevailing at the respective transaction dates. Income and expenses, denominated in currencies other than US dollars, are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings. The Company does not currently have any self-sustaining foreign subsidiaries.

(k)	Revenue recognition:

Revenue is recognized upon shipment of products to customers, since title passes upon shipment. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors, and exclude sales taxes.

GILDAN 2008 ANNUAL REPORT	60
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Trade accounts receivable:

Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(m)	Cost of sales and gross profit:

Cost of sales includes all raw material costs, manufacturing conversion costs, sourcing costs and transportation costs incurred until the receipt of finished goods at the Company's distribution facilities, but excludes depreciation expense. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfers of inventory, and customs and duties.

Gross profit is the result of sales less cost of sales. The Company's gross profit may not be comparable to this metric as reported by other companies, since some entities include depreciation expense and distribution costs in Cost of sales, whereas the Company includes these items in Depreciation and amortization and Selling, general and administrative expenses, respectively.

(n)	Selling, general and administrative expenses:

Selling, general and administrative (SG&A) expenses include costs incurred subsequent to the receipt of finished goods at the Company's distribution facilities, excluding depreciation expense and costs of inter-warehouse transfers of finished goods. The principal components of SG&A expenses include warehousing and handling costs, the cost of shipping goods to customers, selling and administrative personnel costs, advertising and marketing expenses, leased facilities and equipment, professional fees, bad debt and other general and administrative expenses.

(o)	Advertising and product introduction expenditures:

Advertising and co-op advertising expenses are expensed as incurred in Selling, general and administrative expenses. Product introduction expenditures are one-time fees paid to retailers to allow the Company's products to be placed on store shelves. These fees are recognized as a reduction in revenue when incurred unless the Company receives a benefit over a period of time and certain other criteria are met, such as recoverability and enforceability. In this case, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(p)	Cotton and yarn procurements:

The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, the Company estimates the costs of cotton and yarn that are not recoverable in future sales of finished goods, and records a charge to earnings.

(q)	Financial instruments and hedging relationships:

Effective at the commencement of its 2007 fiscal year, the Company adopted the CICA Handbook Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges.

Under these standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to- maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held- for-trading financial investments are measured at fair value and all gains and losses are included in net earnings in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

GILDAN 2008 ANNUAL REPORT	61
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Financial instruments and hedging relationships (continued):

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge", when the hedged item is a future cash flow, or a "fair value hedge", when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net earnings.

As a result of the adoption of these standards, the Company has classified cash equivalents as available for sale. The Company has also classified accounts receivable as loans and receivables, and accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these standards had no impact on the consolidated statement of earnings.

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts, to manage risks related to fluctuations in exchange rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

When the Company utilizes derivatives in hedge accounting relationships, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to earnings in the same period as for the corresponding gains or losses for the hedged items; gains and losses realized subsequently as a result of marking-to-market are charged directly to earnings. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expires, deferred gains or losses are charged to earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As at October 5, 2008 and September 30, 2007, all outstanding forward foreign exchange contracts were reported on a mark-to- market basis, and the gains or losses were included in earnings. The Company elected not to apply hedge accounting for these derivatives.

(r)	Comprehensive income:

Effective at the commencement of its 2007 fiscal year, the Company adopted the CICA Handbook Section 1530, Comprehensive Income. Comprehensive income, which consists of net earnings and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles and includes unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign subsidiaries and changes in the fair value of the effective portion of qualifying cash flow hedging instruments. The adoption of the new Section resulted in the reclassification of an amount of $26,248 previously recorded in Cumulative translation adjustment to Accumulated other comprehensive income on the consolidated balance sheets. The adoption of this Section had no impact on the consolidated statement of earnings.

GILDAN 2008 ANNUAL REPORT	62
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Income taxes:

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and a valuation allowance is provided to the extent that it is determined that it is no longer more likely than not that the asset will be realized.

The Company's income tax provision is based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management's assessment of the technical merits of its position due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the Company's tax position will no longer be upheld.

(t)	Stock-based compensation and other stock-based payments:

The Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury restricted share units, compensation cost is measured at the fair value at the date of grant and is expensed over the award's vesting period. For non-Treasury restricted share units, the compensation cost is ultimately measured based on the market price of the Company's shares at the vesting date and is recognized by amortizing the cost over the vesting period. The offsetting liability is marked-to-market until the vesting date with any changes in the market value of the Company's shares resulting in a change in the measure of compensation cost for these awards until vested, which is recorded in the periods in which these changes occur.

In fiscal 2006, the Company changed its accounting policy to estimate forfeitures of stock options and restricted share units when determining stock-based compensation. In prior years, the Company accounted for forfeitures as they occurred. This change in accounting policy had no significant impact on the financial position of the Company or on the results of its operations.

For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

(u)	Employee future benefits:

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.

(v)	Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the treasury stock method where the weighted average number of common shares outstanding for the period is increased to include the additional shares assumed to be issued from the assumed exercise of options, if dilutive, and the issuance of restricted share units less the shares assumed to be repurchased using the proceeds from the exercise of options at the average share price for the period combined with the amount of unrecognized stock based compensation expense.

GILDAN 2008 ANNUAL REPORT	63
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Environmental expenditures:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized in Property, plant and equipment and are generally amortized over the remaining useful life of the underlying asset. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Where there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its estimated fair value and a corresponding asset retirement cost is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset. The Company had no asset retirement obligations as at October 5, 2008 and September 30, 2007. However, the Company may be obliged to incur certain costs should it decide to discontinue some of its activities. There were no liabilities recorded for such costs in the consolidated balance sheets because the Company plans to continue its activities for an indefinite period, and the information available is insufficient to reasonably estimate a schedule for future asset retirement.

(x)	Business acquisitions:

The Company accounts for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. When the amounts assigned to identifiable net assets exceed the cost of the purchase, resulting in negative goodwill, the excess is applied, to the extent possible, to certain non-current assets, with the balance recorded as an extraordinary gain.

(y)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ materially from those estimates.

Significant areas requiring the use of management estimates and assumptions include the allowance for doubtful accounts, inventory obsolescence, income tax assets and liabilities, accruals for sales promotional programs, the fair value of identifiable tangible and intangible assets acquired in a business combination, impairment of assets and the recoverability of long-lived assets.

GILDAN 2008 ANNUAL REPORT	64
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 – BUSINESS ACQUISITIONS

V.I. Prewett & Son, Inc.

On October 15, 2007, the Company acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (Prewett), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company's position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $128,015 was comprised of a cash consideration of $125,294, a fixed payment of $1,196 payable in fiscal 2009, and transaction costs of $1,525. The purchase agreement provides for an additional purchase consideration of up to $10,000 contingent on specified future events. This amount was paid into escrow by the Company and is included in Other assets on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price to the assets acquired based on their fair values and taking into account all relevant information available at that time.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$ 28,228
Inventories	44,074
Prepaid expenses	1,573
Property, plant and equipment	26,202
Customer contracts and customer relationships	61,000
Other assets	196
161,273
Liabilities assumed:
Bank indebtedness	(2,739)
Accounts payable and accrued liabilities	(12,800)
Future income taxes	(24,428)
(39,967)
Net identifiable assets acquired	121,306
Goodwill	6,709
Purchase price	$ 128,015

Consideration:
Cash	$ 125,294
Transaction costs	1,525
Fixed payment payable in fiscal 2009	1,196
$ 128,015

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness assumed at the date of acquisition.

Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

GILDAN 2008 ANNUAL REPORT	65
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 – BUSINESS ACQUISITIONS (CONTINUED)

Kentucky Derby Hosiery Co., Inc.

Effective July 6, 2006, the Company acquired 100% of the common shares of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby), a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. The total purchase price of $20,371, including transaction costs, was paid in cash, except for $460 which was settled through the issuance of common shares of the Company. The purpose of the acquisition was to enhance and accelerate the Company's strategy to enter the North American mass-market retail channel as a supplier of socks, underwear and activewear.

The Company accounted for this acquisition using the purchase method and the results of Kentucky Derby have been consolidated with those of the Company from the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$ 15,081
Income taxes receivable	775
Inventory	30,357
Prepaid expenses	1,458
Property, plant and equipment	6,993
Customer contracts and customer relationships	9,866
64,530
Liabilities assumed:
Bank indebtedness	(17,350)
Accounts payable and accrued liabilities	(16,734)
Long-term debt	(10,075)
(44,159)
Net assets acquired	$ 20,371

Consideration:
Cash	$ 19,000
20,000 common shares	460
Transaction costs	911
$ 20,371

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness and $3,987 of long-term debt.

The value of the shares issued as consideration for the business acquisition was $23.00 per share, which was determined using the Company's average closing share price on the New York Stock Exchange over a reasonable period before and after the date on which the terms of the purchase consideration were agreed to and announced.

Included in the purchase price allocation was an accrual of $1,500 for estimated costs, which includes severance and other employee related costs for the restructuring and integration of the operations of Kentucky Derby. During fiscal 2008, $725 (2007 – $775) was paid relating to severance and other employee related costs. As at October 5, 2008, the balance of nil (2007 – $725) is included in Accounts payable and accrued liabilities.

GILDAN 2008 ANNUAL REPORT	66
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4 – PROPERTY, PLANT AND EQUIPMENT

			2008
		Accumulated	Net book
	Cost	depreciation	value

Land	$ 19,110	$ –	$ 19,110
Buildings and improvements	151,989	35,066	116,923
Equipment	420,893	141,960	278,933
Assets not in service	21,550	–	21,550
	$ 613,542	$ 177,026	$ 436,516

			2007
		Accumulated	Net book
	Cost	depreciation	value

Land	$ 22,951	$ –	$ 22,951
Buildings and improvements	125,916	22,503	103,413
Equipment	315,841	103,218	212,623
Assets not in service	38,630	–	38,630
	$ 503,338	$ 125,721	$ 377,617

Assets not in service include expenditures incurred to-date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date.

5 – INTANGIBLE ASSETS

	2008	2007

Customer contracts and customer relationships (note 3)	$ 63,526	$ 9,866
Reversal of valuation allowance on acquired future tax assets	–	(7,340)
Accumulated amortization	(3,572)	(502)
	$ 59,954	$ 2,024

In the fourth quarter of fiscal 2007, the Company determined that it was more likely than not that it would be able to realize the future income tax assets with respect to its wholly-owned subsidiary, Kentucky Derby, which were not originally recognized at the date of acquisition. In accordance with generally accepted accounting principles, this benefit was recorded as a reduction of the unamortized intangible asset related to this acquisition.

GILDAN 2008 ANNUAL REPORT	67
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6 – OTHER ASSETS

	2008	2007

Long-term prepaid expenses and other	$ 5,461	$ 5,482
Plant start-up costs, net of accumulated amortization of $3,400 (2007 – $1,603)	790	2,548
Long-term receivable	1,748	2,251
Restricted cash related to the acquisition of Prewett (note 3)	10,000	–
Deferred corporate transaction costs in connection with the acquisition of Prewett (note 3)	–	1,070
Deposits	68	75
	$ 18,067	$ 11,426

7 – REVOLVING LINE OF CREDIT

The Company's joint venture, CanAm, has a revolving line of credit in the amount of $4,000. The borrowings are due on demand and bear interest at 30-day LIBOR plus 2.0% (4.49% at October 5, 2008; 7.12% at September 30, 2007). The line of credit is secured by a first ranking security interest on the assets of the joint venture. There were no amounts drawn under the line of credit at October 5, 2008 (2007 – nil).

8 – LONG-TERM DEBT

	2008	2007

Secured:
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 2.50%
(4.99% at October 5, 2008; 7.62% at September 30, 2007) maturing in September 2012;
secured by assets (b)	$ 4,889	$ 6,659

Term loan, repayable in monthly instalments, bearing interest at a fixed rate of
6.00%, maturing in December 2008; secured by equipment (b)	60	407

Municipal bonds, repayable in annual instalments, bearing interest at variable rates
(2.60% at October 5, 2008; 4.15% at September 30, 2007) maturing in January 2010;
secured by building and equipment (c)	1,429	2,144

Notes payable to bank due in monthly instalments, bearing interest at fixed rates ranging
from 4.69% to 5.29%, maturing from February to June 2009; secured by equipment (c)	208	974

Note payable to bank due in monthly instalments, bearing interest at fixed rate of 4.84%,
maturing in October 2009; secured by equipment (c)	210	438
	6,796	10,622
Current portion of secured debt	2,827	3,652
	$ 3,969	$ 6,970

GILDAN 2008 ANNUAL REPORT	68
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8 – LONG-TERM DEBT (CONTINUED)

	2008	2007

Unsecured:
Revolving term credit facility (a)	$ 45,000	$ 49,000
Term loans, bearing interest at rates up to 5% per annum, maturing
at various dates through 2010	1,208	38
	46,208	49,038
Current portion of unsecured debt	729	37
	45,479	49,001
Total secured and unsecured long-term debt	$ 49,448	$ 55,971

(a)	The Company has a committed revolving term credit facility for a maximum of $400,000, which matures in June 2013. The facility is unsecured. As at October 5, 2008, $45,000 (2007 – $49,000) was drawn under this facility bearing a combined effective interest rate of 4.75% (2007 – 6.16%). In addition, an amount of $3,550 has been committed against this facility to cover various letters of credit as described in note 13.

(b)	These term loans have been entered into by CanAm, the Company's joint venture with Frontier Spinning Mills, Inc.

The property, plant and equipment of CanAm serve as collateral for the long-term borrowings of CanAm. Other creditors of CanAm do not have any recourse to the general credit of the Company.

(c)	As a result of the acquisition of Kentucky Derby, described in note 3, the Company assumed the obligations entered into by Kentucky Derby. The property, plant and equipment of Kentucky Derby serve as collateral for the long-term borrowings of Kentucky Derby. Other creditors of Kentucky Derby do not have any recourse to the general credit of the Company.

Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain financial covenants. The Company was in compliance with all of these financial covenants as at October 5, 2008 and September 30, 2007.

Principal payments due on long-term debt are as follows:

Fiscal year

2009	$ 3,556
2010	2,776
2011	1,672
2012	–
2013	45,000
$ 53,004

GILDAN 2008 ANNUAL REPORT	69
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 – SHAREHOLDERS' EQUITY

(a)	The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	On May 2, 2007, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares, to shareholders of record on May 18, 2007. All share and per share data in these consolidated financial statements reflect the effect of the stock split on a retroactive basis.

(c)	Accumulated other comprehensive income:

At the commencement of fiscal 2004, the Company adopted the US dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26,248, which is reflected in Accumulated other comprehensive income.

(d)	Share capital:

Authorized:

First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at October 5, 2008 and September 30, 2007 none of the first and second preferred shares were issued. Common shares authorized without limit as to number and without par value.

Issued:

As at October 5, 2008, there were 120,536,501 (2007 – 120,419,461) common shares issued and outstanding.

10 – STOCK-BASED COMPENSATION

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from Treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Shares purchased under the plans prior to January 1, 2008 must be held for a minimum of one year. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,800,000 common shares for issuance under the plans. As at October 5, 2008, a total of 161,746 (2007 – 140,433) shares were issued under these plans. Included as compensation costs in Selling, general and administrative expenses is $72 (2007 – $53; 2006 – $36) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company's Long Term Incentive Plan (the LTIP) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (Treasury RSUs) and non-dilutive restricted share units (non-Treasury RSUs) to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at October 5, 2008, 3,684,740 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options vest equally beginning on and after the second, third, fourth and fifth anniversary of the grant date and expire no more than ten years after the date of the grant.

GILDAN 2008 ANNUAL REPORT	70
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10 – STOCK-BASED COMPENSATION (CONTINUED)

(b)	Stock options and restricted share units (continued):

Changes in outstanding stock options were as follows:
		Weighted average
	Number	exercise price
		(in Canadian dollars)
Options outstanding, October 1, 2006	855,590	$ 6.35
Granted	180,632	27.28
Exercised	(149,034)	5.54
Forfeited	(34,630)	27.25
Options outstanding, September 30, 2007	852,558	10.08
Granted	127,773	39.37
Exercised	(81,356)	5.32
Forfeited	(21,337)	32.85
Options outstanding, October 5, 2008	877,638	$ 14.23

The weighted average fair value of each option granted in fiscal 2008 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

Risk-free interest rate	4.17%
Expected volatility	30.73%
Expected life	4.68 years
Expected dividend yield	–

The grant date weighted average fair value of options granted in fiscal 2008 was CA$13.03.

The following table summarizes information about stock options outstanding and exercisable at October 5, 2008:

			Options outstanding		Options exercisable

			Weighted
		Weighted average	average remaining		Weighted average
Range of exercise prices	Number	exercise price	contractual life (yrs)	Number	exercise price
(in Canadian dollars)		(in Canadian dollars)			(in Canadian dollars)

$1.44 – $2.44	51,576	$ 2.43	0.57	51,576	$ 2.43
$5.00 – $5.39	64,504	5.24	3.08	64,504	5.24
$6.06 – $6.88	300,778	6.34	1.98	300,778	6.34
$8.50 – $8.70	208,338	8.64	2.37	208,338	8.64
$27.17 – $39.39	252,442	32.94	5.46	31,946	27.17
	877,638	$ 14.23		657,142	$ 7.67

GILDAN 2008 ANNUAL REPORT	71
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 – STOCK-BASED COMPENSATION (CONTINUED)

(b)

Stock options and restricted share units (continued):

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With the exception of a special, one-time award, which vests at the end of an eight-year period, all other Treasury RSUs awarded to date vest at the end of a five-year vesting period. The vesting of 50% of the Treasury RSUs are dependent upon the fiscal performance of the Company relative to a benchmark group of Canadian publicly listed companies. Compensation expense relating to the Treasury RSUs is recognized in the financial statements over the vesting period based on the fair value of the Treasury RSUs on the date of the grant and estimates relating to forfeitures and the probability of the performance objectives being met. The fair value of the Treasury RSUs granted is equal to the market price of the common shares of the Company at the time of grant.

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 1, 2006	833,000	$ 12.00
Granted	240,000	27.70
Settled through the issuance of common shares	(26,917)	8.39
Forfeited	(104,768)	11.74
Treasury RSUs outstanding, September 30, 2007	941,315	16.13
Granted	132,500	29.35
Settled through the issuance of common shares	(14,779)	12.87
Forfeited	(80,536)	22.69
Treasury RSUs outstanding, October 5, 2008	978,500	$ 17.43

As of October 5, 2008, none of the outstanding Treasury RSUs were vested. The compensation expense included in Selling, general and administrative expenses and Cost of sales, in respect of the options and Treasury RSUs, was $2,965 (2007 – $1,814; 2006 – $908). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Changes in outstanding non-Treasury RSUs were as follows:

Number
Non-Treasury RSUs outstanding, October 1, 2006	–
Granted	69,628
Settled	(88)
Forfeited	(13,264)
Non-Treasury RSUs outstanding, September 30, 2007	56,276
Granted	50,131
Settled	(1,039)
Forfeited	(6,494)
Non-Treasury RSUs outstanding, October 5, 2008	98,874

GILDAN 2008 ANNUAL REPORT	72
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 – STOCK-BASED COMPENSATION (CONTINUED)

(b)

Stock options and restricted share units (continued):

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. As of October 5, 2008, the weighted average fair value per non-Treasury RSU was CA$21.73. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As of October 5, 2008, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in Selling, general and administrative expenses and Cost of sales, in respect of the non-Treasury RSUs, was $338 (2007 – $440; 2006 – nil). The total obligation under this plan as at October 5, 2008 is $774 (2007 – $510) and is recorded in Accounts payable and accrued liabilities.

11 – DEFERRED SHARE UNIT PLAN

The Company has a deferred share unit plan for independent members of the Company's Board of Directors who must receive $40 of their annual board retainers in the form of deferred share units (DSUs). The value of these DSUs is the market price of the Company's common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 5, 2008, there were 19,499 (2007 – 11,504) DSUs outstanding at a value of $424 (2007 – $453). This amount is included in Accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company's common shares. The Company includes the cost of the DSU plan in Selling, general and administrative expenses.

Changes in outstanding DSUs were as follows:

DSUs outstanding, October 1, 2006	3,982
Granted	7,522
DSUs outstanding, September 30, 2007	11,504
Granted	7,995
DSUs outstanding, October 5, 2008	19,499

12 – COMMITMENTS AND CONTINGENT LIABILITIES

(a) The minimum annual lease payments under operating leases for premises, equipment and aircraft are approximately as follows:

Fiscal year

2009	$ 8,793
2010	7,337
2011	6,635
2012	4,991
2013	4,397
Thereafter	14,588
$ 46,741

GILDAN 2008 ANNUAL REPORT	73
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

(b)	As at October 5, 2008, there were contractual obligations outstanding of approximately $14,141 for the acquisition of property, plant and equipment (2007 – $40,507).

(c)	The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits have been consolidated, and a consolidated amended complaint has been filed. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company's common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company's financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario's Securities Act. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the consolidated financial statements.

(d)	The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

13 – GUARANTEES

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 5, 2008, the maximum potential liability under these guarantees was $14,100, of which $4,500 was for surety bonds and $9,600 was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates in fiscal 2009, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at October 5, 2008, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

GILDAN 2008 ANNUAL REPORT	74
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 – INCOME TAXES

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2008	2007	2006

Combined basic Canadian federal and provincial income taxes	$ 56,114	$ 40,291	$ 35,459
Increase (decrease) in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(51,292)	(38,288)	(33,664)
Effect of income tax charge (recovery)	26,906	(7,601)	–
Effect of non-deductible expenses and other	2,672	783	2,987
	$ 34,400	$ (4,815)	$ 4,782

The Canada Revenue Agency (CRA) has been conducting an audit of the Company's income tax returns for its 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of transfer pricing and the allocation of income between the Company's Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management met with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in the Company's foreign subsidiaries where the majority of its taxable income is earned. On December 10, 2008, the Company reached a final agreement with the CRA and concluded the audit for the 2000, 2001, 2002 and 2003 fiscal years. In connection with the terms of the agreement, the Company agreed to a tax reassessment related to the restructuring of its international wholesale business and the related transfer of the Company's assets to its Barbados subsidiary, which occurred in fiscal 1999. Based on the results of the audit, the Company continues to believe its income tax provisions for fiscal years subsequent to the periods covered by the audit are appropriate. The terms of the agreement have been accounted for in the fourth quarter of fiscal 2008 through a charge to income tax expense of $26,906 and a reclassification of $17,290 of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement, and there were no other significant income tax adjustments to reported taxable income for the years under audit.

For fiscal 2007, the income tax recovery of $7,601 relates to previously unrecognized tax positions of a prior taxation year.

The components of income tax expense (recovery) are as follows:

	2008	2007	2006
Current income taxes	$ 50,285	$ 4,104	$ 3,018
Future income taxes	(15,885)	(8,919)	1,764
	$ 34,400	$ (4,815)	$ 4,782

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.

GILDAN 2008 ANNUAL REPORT	75
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14 – INCOME TAXES (CONTINUED)

Significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007
Future income tax assets (liabilities):
Non-capital losses and research and development expenses	$ 9,442	$ 11,872
Reserves and accruals	5,690	2,263
Other	1,910	321
	17,042	14,456
Valuation allowance	(907)	(907)
	16,135	13,549
Property, plant and equipment, intangible assets, and other	(34,183)	(24,612)
Net future income tax liability	$ (18,048)	$ (11,063)

Presented as:
Current assets	$ –	$ 2,610
Long-term assets	9,283	10,939
Long-term liabilities	(27,331)	(24,612)
	$ (18,048)	$ (11,063)

In fiscal 2006, the Company recorded a valuation allowance of $7,340, due to the uncertainty of recognizing the tax benefits of unused tax losses and deductible temporary differences arising from the acquisition of Kentucky Derby. During fiscal 2007, the Company concluded that these tax benefits were more likely than not to be realized. Accordingly, the valuation allowance was reversed and applied to reduce the unamortized portion of the intangible assets relating to the Kentucky Derby acquisition, as indicated in note 5 to the consolidated financial statements.

15 – EARNINGS PER SHARE

A reconciliation between basic and diluted earnings per share is as follows:

	2008	2007	2006

Basic earnings per share:
Basic weighted average number of common shares outstanding	120,479,288	120,339,830	120,103,366

Basic earnings per share	$ 1.20	$ 1.08	$ 0.89

Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,479,288	120,339,830	120,103,366
Plus impact of stock options and Treasury RSUs	1,142,449	1,198,482	1,148,402
Diluted weighted average number of common shares outstanding	121,621,737	121,538,312	121,251,768

Diluted earnings per share	$ 1.19	$ 1.07	$ 0.88

All stock options and Treasury RSUs outstanding for fiscal 2007 and 2006 were dilutive. Excluded from the above calculation for the year ended October 5, 2008 are 125,208 stock options and 25,575 Treasury RSUs, which were deemed to be anti-dilutive.

GILDAN 2008 ANNUAL REPORT	76
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16 – RESTRUCTURING, OTHER CHARGES AND ASSETS HELD FOR SALE

The following table summarizes the components of restructuring and other charges:

	2008	2007	2006
Severance (a) (b) (c)	$ 400	$ 13,619	$ 2,141
Accelerated depreciation (a)	–	3,493	–
Impairment loss and write-down of property, plant and equipment and
assets held for sale (a) (b) (c)	2,700	3,560	15,149
Net gain on disposal of assets held for sale (d)	(526)	(1,530)	–
Other exit costs (e)	3,470	8,870	1,640
(Credit) charge to comply with employment contract (f)	(555)	–	1,456
	$ 5,489	$ 28,012	$ 20,386

(a)	In the fourth quarter of fiscal 2006, the Company announced a restructuring of its Canadian manufacturing operations, involving the closure of its textile manufacturing facility in Valleyfield, Quebec and the downsizing of its Montreal, Quebec, knitting facility. The Company also announced the relocation and consolidation of its U.S. retail distribution centres, the closure of its Canadian distribution centre in Montreal, Quebec, and the closure and downsizing of the sock manufacturing capacity located in North Carolina and Virginia. In fiscal 2006, the Company recorded severance charges of $2,141 relating to this restructuring. In addition, the Company recorded an impairment loss of $15,149 on all Canadian textile and related manufacturing assets, and reduced its estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $3,493 for fiscal 2007, has been classified as accelerated depreciation and included in Restructuring and other charges.

(b)	In fiscal 2007, the Company announced plans to close its two remaining textile facilities in Montreal, Quebec, and its cutting facility in Bombay, N.Y. In addition, the Company closed two sewing facilities in Mexico, which had been supplied with fabric from the Company's Canadian textile operations. The Company recorded severance costs of $13,619 relating to these plant closures. Concurrent with the restructuring of the Canadian textile operations, the Company also announced plans to relocate its corporate office, which was located in the same facility as its Montreal knitting operations, into leased premises in the Montreal area, and recorded a $3,560 impairment loss in fiscal 2007 relating to this facility. In fiscal 2008, the Company recorded a $1,000 write-down on these assets held for sale located in Canada.

(c)	In the third quarter of fiscal 2008, the Company recorded restructuring charges of $2,100 related to the planned consolidation of its Haiti sewing operations which is expected to be finalized in the first half of fiscal 2009. These restructuring charges include an impairment loss on property, plant and equipment of $1,700 and severance costs of $400.

(d)	The Company sold some of the assets held for sale at the locations in connection with the closures noted above and recorded a net gain of $526 and $1,530 in fiscal 2008 and 2007, respectively.

(e)	Other exit costs of $3,470 for fiscal 2008, $8,870 for fiscal 2007 and $1,640 for fiscal 2006 relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. The Company expects to incur additional carrying costs relating to assets held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2009, until all assets related to the closures are disposed of.

GILDAN 2008 ANNUAL REPORT	77
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 – RESTRUCTURING, OTHER CHARGES AND ASSETS HELD FOR SALE (CONTINUED)

(f)

During fiscal 2004, the Company expensed $4,614 ($3,184 after tax) representing management's best estimate of the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. The employment contract includes variable components related to the Company's financial and operating performance to fiscal 2009.

The change in the estimated costs resulted in a credit of $555 in fiscal 2008, nil in 2007 and a charge of $1,456 in fiscal 2006 relating to this employment contract. Most of the payments under this contract are payable in Canadian dollars.

Accounts payable and accrued liabilities include amounts relating to restructuring activities and charges to comply with an employment contract, as follows:

Balance, October 1, 2006	$ 5,429
Severance costs	13,619
Foreign exchange adjustment	234
Payments	(15,034)
Balance, September 30, 2007	4,248
Severance costs	400
Foreign exchange adjustment	(95)
Payments	(2,560)
Balance, October 5, 2008	$ 1,993

Assets held for sale of $10,497 as at October 5, 2008 (September 30, 2007 – $6,610) include land, building and equipment at the locations in connection with the closures noted above. The Company ceases recording depreciation on these assets, which are recorded at the lower of their net book value or fair value less costs to sell. Any gains or losses on the disposition of these assets will be accounted for as restructuring charges as incurred.

GILDAN 2008 ANNUAL REPORT	78
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 – OTHER INFORMATION

(a)	The following items were included in depreciation and amortization:

		2008	2007	2006

	Depreciation expense of property, plant and equipment	$ 53,144	$ 36,891	$ 31,006
	Impairment loss and write-down of property, plant and equipment	700	–	–
	Amortization expense of deferred start-up costs and other	2,018	1,737	1,024
	Amortization of intangible assets	3,070	149	353
		$ 58,932	$ 38,777	$ 32,383

(b)	The following items were included in the determination of the Company's net earnings:

		2008	2007	2006

	Defined contribution expense	$ 1,827	$ 1,360	$ 1,035
	Research and development tax credits	–	(646)	(1,290)
	Bad debt expense (recovery)	4,543	(1,300)	(282)

(c)

During fiscal 2008, the Company expensed $6,136 (2007 – $4,693; 2006 – $3,229) in Cost of sales, representing management's best estimate of the cost of statutory severance and pre-notice benefit obligations relating to employees located in the Caribbean Basin and Central America. As at October 5, 2008, an amount of $12,808 (2007 – $9,373) has been included in Accounts payable and accrued liabilities.

(d)	Supplemental cash flow disclosure:

	2008	2007	2006

Cash paid during the year for:
Interest	$ 7,866	$ 5,447	$ 4,771
Income taxes	5,867	4,780	2,031

Non-cash transactions:
Additions to property, plant and equipment included in Accounts
payable and accrued liabilities	1,720	2,566	2,979
Issuance of shares on acquisition of Kentucky Derby	–	–	460
Ascribed value accredited to share capital from issuance of stock
options and Treasury RSUs	190	226	139
Reversal of valuation allowance on acquired future tax assets	–	7,340	–
Proceeds on disposal of long-lived assets in Other assets	1,382	1,855	–
Proceeds on disposal of long-lived assets in Accounts receivable	–	1,050	–
Business acquisition in Accounts payable and accrued liabilities	1,196	–	–

Cash and cash equivalents consist of:
Cash balances with banks	$ 8,068	$ 9,250	$ 27,810
Short-term investments, bearing interest at rates up to 2.22%
in 2008 (2006 – 4.90%)	4,289	–	1,197
	$ 12,357	$ 9,250	$ 29,007

GILDAN 2008 ANNUAL REPORT	79
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18 – RELATED PARTY TRANSACTIONS

The Company has transactions with Frontier Spinning Mills, Inc., which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions and balances owed:

	2008	2007	2006

Transactions:
Yarn purchases	$ 138,642	$ 103,902	$ 100,432
Management fee expense	750	750	750

Balances outstanding:
Accounts payable	32,445	20,130	18,877

19 – FINANCIAL INSTRUMENTS

In the first quarter of fiscal 2008, the Company adopted the requirements of the CICA Handbook Section 3862, Financial Instruments Disclosures, which apply to fiscal years beginning on or after October 1, 2007. This new Handbook Section requires disclosures to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of an entity's exposure to risks arising from financial instruments, including how the entity manages those risks.

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled "Financial Risk Management" of the Management's Discussion and Analysis of the Company's operations, performance and financial condition as at October 5, 2008, which is included in the Annual Report. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

GILDAN 2008 ANNUAL REPORT	80
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 – FINANCIAL INSTRUMENTS (CONTINUED)

(a)

Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheets, are as follows:

		2008		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Available-for-sale financial assets:
Cash and cash equivalents	$ 12,357	$ 12,357	$ 9,250	$ 9,250
Loans and receivables:
Accounts receivable – trade	206,276	206,276	189,070	189,070
Accounts receivable – other	15,882	15,882	17,018	17,018
Long-term receivable included in Other assets	1,748	1,748	2,251	2,251
Restricted cash related to Prewett acquisition
included in Other assets	10,000	10,000	–	–
Forward foreign exchange contracts included
in Other assets	929	929	293	293

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$ 155,669	$ 155,669	$ 115,596	$ 115,596
Long-term debt – bearing interest at variable
rates:
Revolving long-term credit facility	45,000	45,000	49,000	49,000
Other long-term debt	6,319	6,319	8,803	8,803
Long-term debt – bearing interest
at fixed rates	1,685	1,685	1,857	1,857
Forward foreign exchange contracts	–	–	1,087	1,087

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash related to the acquisition of Prewett, and the Company's interest-bearing financial liabilities also approximate their respective carrying amounts. The fair value of forward foreign exchange contracts was determined using observable market inputs.

GILDAN 2008 ANNUAL REPORT	81
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 – FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Financial income and expense:

The following components of income and expense relating to financial instruments are included in the consolidated statement of earnings:

(i) Interest income and expense:

	2008	2007	2006

Interest expense on long-term indebtedness	$ 7,422	$ 4,997	$ 4,142
Interest expense on short-term indebtedness	191	233	280
Interest income on available-for-sale financial assets	(413)	(460)	(1,466)
Interest income on loans and receivables	(80)	–	–
Other interest	103	128	111
Interest expense, net	$ 7,223	$ 4,898	$ 3,067

Interest income on available-for-sale financial assets consists of interest earned from cash invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company's long-term receivable included in Other assets.

(ii) Foreign exchange (loss) gain:

	2008	2007	2006

(Loss) gain relating to financial assets and liabilities, excluding
forward foreign exchange contracts	$ (674)	$ 1,486	$ 207
(Loss) gain relating to forward exchange contracts, including amounts realized on contracts maturity and changes in fair
value of open positions	(2,084)	1,945	4,886
Foreign exchange (loss) gain relating to financial instruments	(2,758)	3,431	5,093
Other foreign exchange gain (loss)	1,687	(2,714)	(1,251)
Foreign exchange (loss) gain	$ (1,071)	$ 717	$ 3,842

GILDAN 2008 ANNUAL REPORT	82
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 – FINANCIAL INSTRUMENTS (CONTINUED)

(c)

Forward foreign exchange contracts:

The following table summarizes the Company's derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at October 5, 2008 and September 30, 2007:

		Notional			Carrying and fair value
		foreign	Average	Notional
		currency	exchange	US
October 5, 2008	Maturity	amount	rate	equivalent	Asset	Liability
Buy CAD/sell USD	0-6 months	5,483	0.9302	$ 5,100	$ –	$ –
Buy EUR/sell GBP	0-6 months	962	1.3740	1,322	–	–
Sell EUR/buy USD	0-6 months	5,650	1.4591	8,244	472	–
Sell GBP/buy USD	0-6 months	2,951	1.9177	5,659	457	–
				$ 20,325	$ 929	$ –

		Notional			Carrying and fair value
		foreign	Average	Notional
		currency	exchange	US
September 30, 2007	Maturity	amount	rate	equivalent	Asset	Liability
Buy EUR/Sell USD	0-6 months	4,425	1.3616	$ 6,025	$ 293	$ –
Sell EUR/buy USD	0-6 months	4,899	1.3626	6,675	–	(278)
	6-12 months	9,081	1.3677	12,421	–	(467)
Sell GBP/buy USD	0-6 months	4,781	1.9988	9,558	–	(146)
	6-12 months	6,019	1.9841	11,942	–	(196)
Sell CAD/buy USD	0-6 months	3,800	1.0055	3,821	–	–
				$ 50,442	$ 293	$ (1,087)

GILDAN 2008 ANNUAL REPORT	83
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20 – CAPITAL DISCLOSURES

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company's primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges (EBITDA), which it aims to maintain at less than 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The net debt to EBITDA ratio as at October 5, 2008, September 30, 2007 and October 1, 2006 was as follows:

	2008	2007	2006

Bank indebtedness	$ –	$ –	$ 3,500
Current portion of long-term debt	3,556	3,689	21,820
Long-term debt	49,448	55,971	12,041
Less: cash and cash equivalents	(12,357)	(9,250)	(29,007)
Net debt	$ 40,647	$ 50,410	$ 8,354

		For the last four quarters ended on
	October 5,	September 30,	October 1,
	2008	2007	2006

Net earnings	$ 144,592	$ 130,020	$ 106,829
Restructuring and other charges	5,489	28,012	20,386
Depreciation and amortization	58,932	38,777	32,383
Interest, net	7,223	4,898	3,067
Income tax expense (recovery)	34,400	(4,815)	4,782
Non-controlling interest in consolidated joint venture	230	1,278	260
EBITDA	$ 250,866	$ 198,170	$ 167,707
Net debt to EBITDA ratio	0.2:1	0.3:1	0.0:1

The terms of the revolving credit facility require the Company to maintain a net debt to EBITDA ratio below 3.0:1, although this limit may be exceeded under certain circumstances. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company does not currently pay a dividend. However, the Company's Board of Directors periodically evaluates the merits of introducing a dividend.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2008 ANNUAL REPORT	84
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21 – SEGMENTED INFORMATION

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

(a)	Sales by major product group:

		2008	2007	2006

	Activewear and underwear	$ 957,061	$ 826,252	$ 743,215
	Socks	292,650	138,177	29,975
		$ 1,249,711	$ 964,429	$ 773,190

(b)	Major customers and revenues by geographic area:

(i) The Company has two customers accounting for greater than 10% of total sales:

		2008	2007	2006

	Customer A	23.1%	23.1%	28.2%
	Customer B	13.6%	5.3%	– %

	(ii) Sales were derived from customers located in the following geographic areas:

		2008	2007	2006

	United States	$ 1,125,961	$ 852,522	$ 680,048
	Canada	56,353	53,336	50,440
	Europe and other	67,397	58,571	42,702
		$ 1,249,711	$ 964,429	$ 773,190

(c)	Property, plant and equipment by geographic area are as follows:

			October 5,	September 30,
			2008	2007

	Caribbean Basin and Central America		$ 325,670	$ 294,063
	United States		83,264	65,399
	Canada and other		27,582	18,155
			$ 436,516	$ 377,617

22 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the current year's presentation.

GILDAN 2008 ANNUAL REPORT	85

GILDAN ExECUTIvE MANAGEMENT TEAM

Glenn J. Chamandy President & Chief Executive Officer Laurence G. Sellyn Executive Vice-President, Chief Financial and Administrative Officer Michael R. Hoffman President, Gildan Activewear SRL	Eric Lehman Executive Vice-President, Supply Chain Benito Masi Executive Vice-President, Manufacturing Georges Sam Yu Sum Executive Vice-President, Operations

BOARD OF DIRECTORS

Robert M. Baylis
Darien, Connecticut, United States
Chairman of the Board of Directors
Chairman of the Corporate Governance Committee
Director since February 1999

William D. Anderson
Toronto, Ontario, Canada
Director since May 2006

Glenn J. Chamandy
Montreal, Quebec, Canada
President and Chief Executive Officer
Director since May 1984

Sheila O'Brien
Calgary, Alberta, Canada
Director since June 2005

Pierre Robitaille
St-Lambert, Quebec, Canada
Chairman of the Audit and Finance Committee
Director since February 2003

Richard P. Strubel
Chicago, Illinois, United States
Chairman of the Compensation and Human Resources Committee
Director since February 1999

Gonzalo F. Valdes-Fauli
Key Biscayne, Florida, United States
Director since October 2004

GILDAN 2008 ANNUAL REPORT	86
GILDAN'S OPERATIONS (as aT deceMber 2008)

ShAREhOLDER INFORMATION

Stock Information

Toronto Stock Exchange
New York Stock Exchange
Symbol GIL

Gildan Corporate Office
 600 de Maisonneuve Boulevard West
33rd Floor
Montreal, QC H3A 3J2
CANADA
Telephone: 514-735-2023 or
Toll free: 1-866-755-2023
Fax: 514-735-6810
www.gildan.com

Stock Transfer Agent and Registrar
 Computershare investor services inc.
100 University avenue, 9th Floor
Toronto, ON M5J 2Y1
CANADA
Toll free: 1-800-564-6253
Toll free fax: 1-888-453-0330
E-mail: service@computershare.com

Auditors
KPMG lLP

Gildan Investor Relations
 Telephone: 514-343-8815 or
Toll free: 1-866-755-2023
E-mail: investors@gildan.com

Gildan Corporate Communications
Telephone: 514-343-8814 or
Toll free: 1-866-755-2023
E-mail: communications@gildan.com

Annual Meeting of Shareholders
Thursday, February 12, 2009
at 11:00 aM e.s.T.
Centre Mont-royal
Foyer Mont-royal
2200 Mansfield
Montreal, QC h3A 3R8
CANADA

We are committed to adopting and adhering to corporate governance practices that either meet or exceed applicable canadian and U.s. corporate governance standards. as a canadian reporting issuer with securities listed on the Toronto stock exchange (Tsx) and the new york stock exchange (nyse), Gildan complies with all applicable rules adopted by the canadian securities administrators as well as the rules of the U.s. securities and exchange commission giving effect to the provisions of the U.s. Sarbanes-Oxley Act of 2002.

although many of the nyse corporate Governance standards do not apply to us, we nevertheless voluntarily comply with most of the nyse standards. in fact, our corporate governance practices differ significantly in only one respect from those required of U.s. domestic issuers under the nyse standards, which is with respect to the approval of equity compensation plans. The nyse standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The Tsx rules, however, do not require shareholder approval in all those circumstances. hence, only the creation or material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. Gildan has in place plans which did not require the approval of its shareholders under the Tsx rules but which could have required the approval of its shareholders under the nyse standards as applicable to U.s. domestic issuers.

GILDAN®

Using 5,346 lb. of Rolland Opaque30 instead of virgin fibres paper reduces your ecological footprint of:

13	**2.5 kg**	**37,170 L**	**393 kg**	**1,096 kg**	**187 m^3**
Trees	Suspended particles in the water	Water	Solid waste	Air emissions	Natural gas

Mixed Sources

FSC

BIO GAS